Exhibit A

UNITED STATES SUPPLEMENT TO

THE OFFER DOCUMENT (“NOTE D’INFORMATION”), DATED MAY 24, 2011

CONCERNING THE VOLUNTARY PUBLIC TENDER OFFER

FOR ORDINARY SHARES OF

OFFEROR

ELECTRICITE DE FRANCE S.A.

THIS DOCUMENT RELATES TO THE OFFER (THE “OFFER”) BY ELECTRICITE DE FRANCE S.A. (“EDF”) TO EXCHANGE FOR EACH OUTSTANDING ORDINARY SHARE (EX-DIVIDEND) OF EDF ENERGIES NOUVELLES S.A.(“EDF ENERGIES NOUVELLES”), AT THE ELECTION OF THE HOLDER THEREOF AND UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE ATTACHED NOTE D’INFORMATION AND RELATED OFFER MATERIALS, AS AMENDED AND SUPPLEMENTED FROM TIME TO TIME:

(A) EUR 40 IN CASH; OR

(B) ORDINARY SHARES OF EDF (AT AN EXCHANGE RATIO OF 13 EDF SHARES FOR 11 SHARES OF EDF ENERGIES NOUVELLES).

YOU MAY TENDER YOUR SHARES FOR CASH, SHARES OR A COMBINATION THEREOF. THIS OFFER EXPIRES AT 11:59:59 P.M., PARIS TIME, ON JUNE 16, 2011.

For further details regarding the specific terms of the Offer, including for further details regarding Offer price and timing, please consult the Note d’Information, an unofficial English translation of which is attached hereto. For information on how to tender your shares of EDF Energies Nouvelles please see Section 2.1.3 of the Note d’Information. Please read the rest of this supplement for additional important information for United States investors, including information regarding U.S. tax treatment.

IMPORTANT INFORMATION FOR U.S. INVESTORS

The Offer is for the securities of a corporation organized under the laws of France and is governed by French law and is subject to the jurisdiction of the French courts. The procedural and disclosure requirements of France are different from those of the United States in certain material respects.

The Offer is being made exclusively (i) in France and (ii) in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d–1(c) under the U.S. Exchange Act. The EDF shares to be issued in connection with the Exchange Offer will not be, and are not required to be, registered with the U.S. Securities and Exchange Commission under the U.S. Securities Act, in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The shares of EDF have not been registered and will not be registered with any securities regulatory authority of any state or other jurisdiction of the United States. Unless so registered, such shares may only be offered in transactions that are exempt from, or not subject to, registration under the securities laws of any jurisdiction of the United States. Accordingly, beneficial owners of shares of EDF Energies Nouvelles in the following jurisdictions may only tender their shares for cash pursuant to the Cash Offer and may not tender their shares pursuant to the Exchange Offer: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, Guam, Illinois, Louisiana, Maryland, Massachusetts, New Jersey, New York, North Carolina, North Dakota, Oklahoma, Oregon, Puerto Rico, Tennessee, Texas, Utah, West Virginia and Wyoming.

The Offer will be made for the securities of a French company and is subject to French disclosure requirements, which are different from those of the United States. The financial information included in the document de référence has been prepared in accordance with accounting standards applicable in France and thus may not be comparable to financial information of United States companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to the Tier I exemption under U.S. tender offer rules and otherwise in accordance with the requirements of the French Commercial Code and the General Regulations of the French AMF (as referred to in the Note d’Information). Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for you to enforce your rights and any claim arising out of the U.S. federal securities laws, since EDF is located in a non–U.S. jurisdiction, and some or all of their officers and directors may be residents of non–U.S. jurisdictions. You may not be able to sue a non–U.S. company or its officers or directors in a non–U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non–U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

The Note d’Information attached hereto, including information included or incorporated by reference therein, may contain “forward-looking statements” concerning EDF and EDF Energies Nouvelles. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “expects”, “intends”, “anticipates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those suggested by them. Many of these risks and uncertainties relate to factors that are beyond the abilities of EDF and EDF Energies Nouvelles to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this document. EDF and EDF Energies Nouvelles assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

(i)

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

United States Internal Revenue Service (the “IRS”) Circular 230 Notice: To ensure compliance with IRS Circular 230, prospective investors are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this document, the accompanying prospectus or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax adviser.

This section describes the material US federal income tax consequences of the Offer and the issuance of the EDF shares pursuant to the Exchange Offer. It applies to you only if you are a US Holder (as defined below) of EDF Energies Nouvelles shares who relinquishes such shares and receives cash pursuant to the Cash Offer or EDF shares pursuant to the Exchange Offer and you hold those EDF Energies Nouvelles shares as capital assets for US federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for securities holdings; a tax-exempt organization; a life insurance company; a person liable for alternative minimum tax; a person that holds EDF shares or EDF Energies Nouvelles shares as part of a straddle or a hedging or conversion transaction; or a person whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds EDF Energies Nouvelles shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds EDF Energies Nouvelles shares is urged to consult its tax adviser regarding the specific tax consequences of the purchase, ownership and disposition of EDF shares.

You are a US Holder if you are a beneficial owner of EDF Energies Nouvelles shares or EDF Shares, and you are: (1) a citizen or individual resident of the United States; (2) a domestic corporation or other entity treated as a domestic corporation for US federal tax purposes; (3) an estate whose income is subject to US federal income tax regardless of its source; or (4) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

You should consult your tax adviser regarding the US federal, state, local and other tax consequences of the Offer and of receiving, owning and disposing of EDF shares in your particular circumstances.

Consequences of the Offer

Assuming that EDF Energies Nouvelles is not and has not been a “passive foreign investment company” for US federal income tax purposes for any period during the holding period of a US Holder, a US Holder of EDF Energies Nouvelles shares that receives cash pursuant to the Cash Offer or receives EDF shares pursuant to the Exchange Offer, should recognize gain or loss in an amount equal to the difference between (i) the US dollar value of the amount realized and (ii) the US dollar basis the US Holder has in its EDF Energies Nouvelles shares. Capital gain of a non-corporate US Holder is generally taxed at a preferential rate if the holder has a holding period greater than one year, or at the same rates as ordinary income if the holder has a holding period of no more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. A US Holder’s ability to deduct capital losses may be subject to significant limitations.

A US Holder’s adjusted tax basis in the EDF shares received will equal the US dollar fair market value of such shares. A US Holder’s holding period in the EDF shares will begin on the day following the day of the exchange.

(ii)

This English language document is a free translation of the original French text. Only the French text is legally binding. In case of discrepancies, the French version shall prevail.

SIMPLIFIED ALTERNATIVE PUBLIC

CASH OR EXCHANGE OFFER

FOR THE SHARES OF

INITIATED BY

PRESENTED BY

Presenting bank	Presenting bank	Presenting and Guaranteeing bank

EDF OFFER DOCUMENT

TERMS OF THE SIMPLIFIED ALTERNATIVE OFFER:
Consideration for the simplified cash offer:	EUR 40 per share of EDF Energies Nouvelles (ex-dividend)
Consideration for the simplified alternative stock offer:	13 EDF shares to be issued that will carry full rights as from January 1, 2011 for 11 EDF Energies Nouvelles shares (ex-dividend)

OFFER PERIOD: 15 trading days

VISA OF THE AUTORITÉ DES MARCHÉS FINANCIERS

Pursuant to article L. 621-8 of the French Monetary and Financial Code and to article 231-23 of the AMF General Regulations, the AMF has, in accordance with the compliance decision on the simplified alternative public offer of May 24, 2011, granted visa No. 11-172 dated May 24, 2011 to this offer document. This offer document has been prepared by EDF under the responsibility of its signatories. The visa, pursuant to article L. 621-8-1 I of the French Monetary and Financial Code has been granted after examination by the AMF of the relevance, consistency and completeness of the information contained herein. The visa does not imply approval of the expediency of the transaction, nor does it imply certification of the accounting and financial information presented in this offer document.

This offer document is available on the website of the AMF and EDF (www.amf-france.org and http://finance.edf.com, link “News and publications”, respectively). Copies of this offer document can be obtained free of charge upon request to:

Barclays Capital 34/36, Av de Friedland 75 383 Paris Cedex 8	Credit Suisse AG, Succursale de Paris 25 avenue Kléber 75784 Paris Cedex 16	Société générale GLFI/GCM/SEG 75886 Paris Cedex 18

EDF 22/30 avenue de Wagram 75382 Paris Cedex 08

Pursuant to article 231-28 of the AMF General Regulations, information relating, in particular, to the legal, financial and accounting characteristics of EDF will be made public at the latest on the day prior to the opening of the simplified alternative public offer.

1.	PRESENTATION OF THE OFFER

Pursuant to Title III of Book II, and in particular to article 233-1 1° of the AMF General Regulations, EDF, a French société anonyme governed by a board of directors, incorporated under the laws of France, with a share capital of EUR 924,433,331, which registered office is located at 22-30 avenue de Wagram, 75008 Paris, France, registered with the Paris company registry under number 552 081 317, which shares are listed on Compartment A of Euronext Paris under the ISIN code FR0010242511 (the “Initiator” or “EDF”), irrevocably offers the shareholders of EDF Energies Nouvelles, a société anonyme governed by a board of directors, incorporated under the laws of France, with a share capital of EUR 124,109,465.60, which registered office is located at Cœur Défense – Tour B, 100 Esplanade du Général de Gaulle, 92932 Paris la Défense, France, registered with the Nanterre company registry under number 379 677 636 (“EDF Energies Nouvelles”), and which shares are listed on Compartment A of Euronext Paris under the ISIN code FR0010400143 (the “EDF Energies Nouvelles Shares”), to acquire all of their EDF Energies Nouvelles Shares under the conditions set out below (the “Offer”).

As presenting banks of the Offer, Barclays Capital, investment bank division of Barclays Bank plc, Credit Suisse and Société Générale have filed a draft offer document with the AMF on April 8, 2011 on behalf of the Initiator. Pursuant to article 231-13 of the AMF General Regulations, Société Générale guarantees the content and irrevocability of the Initiator’s commitments under the Offer. The Offer shall be completed in accordance with the simplified procedure pursuant to articles 233-1 et seq. of the AMF General Regulations.

The Offer covers all of the existing EDF Energies Nouvelles Shares which are not, as of this date, directly or indirectly held by the Initiator, namely 38,784,208 shares, with the exception of (i) the underlying shares relating to bonus share allocation plans being held in treasury and corresponding to bonus shares currently being acquired, which amount to, as of April 7, 2011, 173,726 EDF Energies Nouvelles Shares and, as indicated by EDF Energies Nouvelles, will not be tendered into the Offer (see section 2.3.1 below “Bonus Shares”), and (ii) the 55,672 shares held under the liquidity agreement (contrat de liquidité) of EDF Energies Nouvelles, which, to the knowledge of the Initiator, corresponds to a total number of shares subject to the Offer of 38,554,810 EDF Energies Nouvelles Shares as of April 7, 2011 (source: EDF Energies Nouvelles) (see Section 2.2 below “Number and type of shares Subject to the Offer”).

1.1	Background and reason for the Offer

1.1.1	Reason for the Offer and financial advantages expected from the combination

1.1.1.1	Presentation of EDF

The EDF Group is an integrated energy company active in all electricity related businesses: production, transmission, distribution, marketing and trading. It is the leading operator in the French electricity market and holds a strong position in two other key European markets (the UK and Italy), making it one of the leading electricity producers in Europe and a recognized gas supplier. With an installed power capacity of 133.9 GW worldwide as of December 31, 2010 (129.8 GW in Europe), including 74% of low CO2 producing power, and global production of 630.4 TWh (source: 2010 annual financial report), EDF Group has the largest production capacity of any major European energy supplier and has the smallest CO2 production thanks to the share of nuclear and hydro power in its production mix. The EDF Group supplies electricity, gas and associated services to more than 37 million customers worldwide (almost 27.7 million of them in France).

The combination of its nuclear, hydro power and other renewable energy production as well as its strategy to promote energy efficiency are all factors to EDF being a reference company in the “decarbonated” energy offer in Europe and throughout the world.

As of December 31, 2010, the EDF Group is the world’s 5th renewable energy producer in terms of production capacity thanks to a diversified portfolio of 24.8 GW of installed energy capacity1. The EDF Group wishes to continue its expansion on this changing and fast-growing energy segment.

1.1.1.2	Presentation of EDF Energies Nouvelles

EDF Energies Nouvelles is a market leader in renewable energies, with operations in both Europe and North America. Its development had long been focused on wind energy, but was extended to solar photovoltaic in more recent years – this segment having become its second development priority. EDF Energies Nouvelles is also present at different levels of other segments of the renewable energy market: small hydro, marine energy, biomass, biofuel and biogas. In addition, since 2008, EDF Energies Nouvelles has been growing on the distributed renewable energy sector, primarily in distributed solar photovoltaic.

EDF Energies Nouvelles is one of the global operators of the renewable energy sector as it is present at every level of the value chain. Its net installed capacity is 2,663 MW as of December 31, 2010 and over 1,800 MW in net capacity developed between 2006 and 2010.

In October 2000, through its 100% subsidiary EDF Développement Environnement (“EDEV”), EDF acquired an interest of 35% in the share capital of SIIF Energies, a

[1]

Including hydro and wind power capacities of EDF (France, Italy, United Kingdom, Belgium) at group share level and EDF Energies Nouvelles’ net capacities as of the end of 2010 (including all technologies and locations).

company founded by Pâris Mouratoglou, in order to support its development; this interest was increased to 50% in 2002. In 2004, SIIF Energies became EDF Energies Nouvelles. A shareholders’ agreement was entered into on July 17, 2006 between EDF and Pâris Mouratoglou for the purpose of setting out the conditions of their relationships within EDF Energies Nouvelles; a new shareholders’ agreement was entered into on October 11, 2010, which replaced all of the provisions of the 2006 agreement (see AMF decision 210C1118 of October 29, 2010).

On November 29, 2006, the EDF Energies Nouvelles shares were admitted to trading on Euronext Paris, thus reaffirming its position of leading company on the renewable energy market and helping its expansion on the main segments of the value chain of renewable energy production.

Since December 31, 2006, EDF Energies Nouvelles’ accounts have been consolidated with those of EDF in accordance with the global accounting integration method.

1.1.1.3	Renewable energy sector trends

Since 2000, the renewable energy sector has experienced core changes, and major evolutions are still to come. These changes are mainly the following:

-	a high growth of renewable energy production capacity demand worldwide (offshore wind power, solar energy, etc.);

-	increase in the size of each wind power and solar energy project;

-	an increased complexity of the projects developed; and

-	the emergence of large global market players.

The transaction contemplated by EDF is in line with its long-standing commitment to renewable energies, and will enable EDF Energies Nouvelles to successfully continue its profitable growth strategy, which is characterized by:

-	the quality of its teams and their technical expertise;

-	key partnerships in high growth potential markets (wind power, solar energy, etc.).

1.1.2	Number and type of EDF Energies Nouvelles Shares already held by EDF – or that EDF may hold at its option

As of the date of this offer document, the Initiator holds, directly and through EDEV, 38,784,208 EDF Energies Nouvelles Shares, namely 50% of the share capital and voting rights, and holds 75.11% of the share capital and voting rights of EDF Energies Nouvelles in concert with Société Internationale d’Investissements Financiers, Pâris Mouratoglou and the directors representing the Mouratoglou group, who collectively hold 19,474,119 EDF Energies Nouvelles Shares representing 25.11% of the share capital and voting rights of EDF Energies Nouvelles2.

On April 8, 2011, Société Internationale d’Investissements Financiers, Pâris Mouratoglou and Catherine Mouratoglou (together the “Mouratoglou Group”) have undertaken, in a tender agreement, to tender 19,463,334 EDF Energies Nouvelles Shares they hold into the Offer, representing 25.09% of the share capital and voting rights of EDF Energies Nouvelles (see section 1.3 below “Agreements likely to materially impact the assessment or results of the Offer”).

1.1.3	Acquisition of EDF Energies Nouvelles Shares during the twelve months preceding the filing of the Offer

EDF has acquired no EDF Energies Nouvelles Shares in the twelve months preceding the filing of the Offer.

1.2	Initiator’s intentions for next 12 months

1.2.1	Political, commercial and financial strategy

The EDF Group intends to pursue EDF Energies Nouvelles’ strategic direction in the following areas:

-	onshore wind power, in particular in North America;

-	offshore wind power, in particular in Europe;

-	utility scale[3] solar technology in sun-rich countries;

-	decentralized solar technology[4] on all locations.

1.2.2	Advantages for both companies and their shareholders – synergies – economical gains

A better integration within EDF will enable EDF Energies Nouvelles to pursue its targeted growth strategy while benefiting from EDF’s capacities in (i) research and development, (ii) engineering and (iii) financing.

The EDF Group aims at reaching, as from 2012 (in full-year), approximately EUR 30 million in financial synergies, after taxes.

[2]	Based on a share capital of 77,568,416 shares representing as many voting rights, pursuant to the 2nd paragraph of article 223-11 of the AMF General Regulations.

[3]	Solar photovoltaic plants or large photovoltaic roof tops (i.e., installations with power capacities of more than 100 KW) and thermodynamic solar plants.

[4]	Solar water heaters, photovoltaic roof tops on individual houses or small companies.

The EDF Energies Nouvelles shareholders who decide to tender their shares into the Offer will benefit from an offer premium corresponding to:

-

+ 23.8% over the six-months volume-weighted average price (VWAP) as of April 7, 2011 (with an adjustment of EUR 0.42 dividend per share) and +10.4% over the average EDF Energies Nouvelles closing price on April 7, 2011 (with an adjustment of EUR 0.42 dividend per share) for the cash offer;

-

+ 11,0% over the adjusted dividend exchange ratio (i.e., EUR 0.42 per EDF Energies Nouvelles share and EUR 0.58 per EDF share) based on the six-months VWAP as of April 7, 2011 and -12.6% over the adjusted dividend exchange ratio (EUR 0.42 per EDF Energies Nouvelles share and EUR 0.58 per EDF share) reported at closing on April 7, 2011, for the exchange offer.

In addition, EDF shares have a higher liquidity than EDF Energies Nouvelles shares.

Finally, ever since the listing of EDF Energies Nouvelles, EDF stock has generated higher returns than EDF Energies Nouvelles stock. EDF Energies Nouvelles’ shareholders, who will tender their EDF Energies Nouvelles Shares into the Exchange Offer could thus benefit from a higher return per share.

1.2.3	EDF Energies Nouvelles’ corporate bodies and management

The structure of EDF Energies Nouvelles’ board of directors is currently regulated by provisions set out in the shareholders’ agreement entered into between EDF, EDEV, Pâris Mouratoglou and Société Internationale d’Investissements Financiers on October 11, 2010, published on the AMF website by a notice dated October 29, 2010 (see AMF decision #210C1118). Further to the completion of the Offer, the structure of EDF Energies Nouvelles’ board of directors will reflect the new shareholding based on the current managing team.

Pâris Mouratoglou will be confirmed as chairman of the board of directors of EDF Energies Nouvelles and EDF has also stated its trust in EDF Energies Nouvelles teams under the management of its chief executive officer.

1.2.4	Entry into the public sector

As EDF will hold, as a result of the Offer, the majority of the share capital of EDF Energies Nouvelles, the French law on the democratization of the public sector (“loi relative à la democratisation du secteur public”) could become applicable to some of its subsidiaries under the conditions set out below.

1.2.4.1	Details on the future structure of the corporate bodies of some of the French subsidiaries of EDF Energies Nouvelles

French law 83-675 of July 26, 1983 on the democratization of the public sector (the “DPS Law”) is applicable in particular to companies incorporated as société anonyme, having employed on average in the previous twenty-four months at least two hundred employees, and in which more than half of the share capital has been directly or indirectly held, for over six months, by a société anonyme in which the French State holds directly or indirectly more than 50% of the share capital, such as EDF. Therefore, further to the Offer, the DPS Law would apply to EDF Energies Nouvelles’ French subsidiaries, which are incorporated as société anonyme, having employed on average at least two hundred employees in the past twenty-four months. As a result, the structure of the boards of directors or supervisory boards of the relevant subsidiaries shall comply with the said law within a total period of nine months as from the settlement of the Offer: these boards shall include employees representatives elected under the conditions set forth in Chapter II of the DPS law (i.e., three employees representatives when the number of employees ranges from 200 to 1,000, or one third of the board of directors or supervisory board when the company has more than 1,000 employees).

1.2.4.2	Economical and financial control from the State

Among other specific laws and regulations applicable to public sector companies, the Cour des Comptes (French Auditor General), in accordance with articles L. 133-1 et seq. of the Code des juridictions financières (French Code of Financial Courts) and subject to the jurisdiction of regional and territorial accounts divisions, could carry out accounts and management audits of EDF Energies Nouvelles and its subsidiaries in which EDF directly or indirectly holds an interest in the share capital giving rise to a right to exercise a dominant decisional or managerial power.

1.2.5	Orientations in terms of employment

The Offer is in line with an industrial policy to pursue EDF Energies Nouvelles’ expansion, and EDF intends to rely on the actual teams and to continue to implement EDF Energies Nouvelles’ policy on the management of human resources. The Offer will not materially impact employment and EDF does not anticipate that the combination of EDF and EDF Energies Nouvelles will lead to any forced layoffs. The respective individual and collective statuses of individuals employed by EDF Energies Nouvelles and its subsidiaries should not be affected by the completion of the Offer.

Pursuant to article L. 2323-22 of the French Labor Code, a copy of the offer document approved by the AMF will be communicated to EDF Energies Nouvelles’ works council, at the latest on the third day following the publication of the offer document approved by the AMF. EDF’s managers shall remain at the disposal of EDF Energies Nouvelles’ works council.

1.2.6	Dividend distribution policy

1.2.6.1	EDF Energies Nouvelles’ dividend policy

EDF Energies Nouvelles’ general meeting of May 27, 2011, will decide on the payment of a EUR 0.42 dividend per share for the 2010 financial year, the ex-dividend date being scheduled for June 10, 2011 and the dividend payment date for June 15, 2011 (see Section 2.1.1 below “Adjustments of the terms of the Offer in case of an ex-dividend date of EDF Energies Nouvelles after the settlement of the Offer”).

Considering EDF Energies Nouvelles’ financial structure and financing needs, EDF does not guarantee that the current dividend level will be maintained.

1.2.6.2	EDF’s dividend policy

EDF’s general meeting, which will be held on May 24, 2011, will decide on the payment of a EUR 1.15 dividend per share. Considering the interim dividend of EUR 0.57 per share paid on December 17, 2010, the payment of the remainder of the dividend, which amounts to EUR 0.58 per share, will be made on June 6, 2011, the ex-dividend date being scheduled for June 1st, 2011.

For the financial year ending on December 31, 2011, EDF aims at paying at least a similar dividend. For future financial years, EDF’s dividend distribution policy will continue to be determined depending on EDF and its subsidiaries’ financial position and needs.

In addition, another resolution will be submitted to approval at EDF’s general meeting of May 24, 2011, which provides the introduction of an increase of 10% of the dividend for shareholders registered for at least two years until the dividend payment date (it being indicated that the number of shares this increase could be applied to cannot exceed, for each shareholder, 0.5% of the share capital). This provision should apply for the first time, subject to its approval at EDF’s general meeting of May 24, 2011, to the payment in 2014 of the dividend to be distributed with respect to the financial year ending on December 31, 2013, which amount will be determined by the ordinary general meeting to be held in 2014.

1.2.7	Intentions in relation to a merger

Following the completion of the Offer, discussions to further improve the structure of the EDF Group may be conducted. These may take various forms, and the possibility of a merger between EDF and EDF Energy Nouvelles is not excluded. In this case, the ratio provided in the Exchange Offer possibly adjusted in order to take into account the evolution of the activity and the results of EDF and EDF Energies Nouvelles and the events having occurred since the filing of the Offer would be used as a reference ratio of the proposed merger. The merger will be subject to the AMF review pursuant to article 236-6 of its General Regulations.

1.2.8	Intentions in relation to a squeeze-out

Within the range of possible discussions mentioned in paragraph 1.2.7 above and pursuant to articles 237-14 et seq. of the AMF General Regulations, EDF reserves the right to request to the AMF, within three months as from the end of the Offer period, to carry out a squeeze-out of the EDF Energies Nouvelles Shares not tendered by minority shareholders, if such shares do not represent more than 5% of the share capital or voting rights of EDF Energies Nouvelles, subject to indemnification of such shareholders.

The Initiator also reserves the possibility to, in the event that it directly or indirectly holds at least 95% of EDF Energies Nouvelles’ voting rights and where no squeeze-out has been carried out under the conditions set out above, file a buy-out draft offer (projet d’offre publique de retrait) with the AMF followed by, in the event that it holds 95% of EDF Energies Nouvelles share capital, a squeeze-out of the shares not yet directly or indirectly held by the Initiator.

In the above assumptions, the squeeze-out would be subject to the control of the AMF, which will examine the compliance of such a transaction taking into consideration, in particular, the evaluation of the EDF Energies Nouvelles shares to be provided by the Initiator, and the independent appraiser’s report, pursuant to article 261-1 II of the AMF General Regulations.

1.2.9	Intentions in relation to the listing on Euronext Paris

As from the closing of the contemplated transaction, EDF reserves the possibility to request the delisting of EDF Energies Nouvelles Shares from the Euronext Paris market of NYSE-Euronext, in particular if EDF decided to merge with, absorb or squeeze-out the shares in EDF Energies Nouvelles.

Independently from any merger or squeeze-out, EDF also reserves the possibility to request to NYSE Euronext to delist EDF Energies Nouvelles Shares from Euronext Paris regulated market, it being specified that NYSE Euronext will be entitled to validate such request only if the liquidity of the EDF Energies Nouvelles Shares was strongly decreased in a way that the delisting would be in the market’s interest.

1.3	Agreements likely to materially impact the assessment or the results of the Offer

In an irrevocable tender agreement dated April 8, 2011, the Mouratoglou Group has undertaken to tender 19,463,334 EDF Energies Nouvelles Shares it holds into the Offer, representing 25.09% of the share capital and voting rights of EDF Energies Nouvelles, as follows:

Contributors	Shares tendered into the cash offer	Shares tendered into the exchange offer
Mr. Mouratoglou	1,000,025	0
Mrs. Mouratoglou	25	0
SIIF	8,731,617	9,731,667

Total	9,731,667	9,731,667

In consideration for its contribution into the Exchange Offer, the Mouratoglou Group will receive EDF shares. If the Mouratoglou Group wishes to sell or transfer the EDF shares it will have received, the tender agreement provides an organized share transfer in accordance with a defined procedure for a period of 24 months as from April 8, 2011.

In the event that EDF decided to increase the price on the Offer, the provisions of the tender agreement would apply in the same way as in the Offer, provided that the terms of the price increase are at least as favorable to the EDF Energies Nouvelles shareholders as the terms of the Offer, for both the Exchange Offer and the Cash Offer, failing which, the tender agreement would lapse.

In case the Offer is not be completed, the Mouratoglou Group has additionally granted a call option on EDF Energies Nouvelles Shares to EDF, enabling EDF to purchase the said shares at the share price of the Cash Offer. This call option will be exercisable upon notification from EDF to the Mouratoglou Group at the latest on July 31, 2011 and the sale will have to be completed at that date at the latest.

Without prejudice to the provisions on the call option described in the previous paragraph, the tender agreement will lapse if the end of the Offer period does not occur within 9 months as from April 8, 2011.

The tender agreement does not affect the provisions in the shareholders’ agreement between EDF, EDEV and the Mouratoglou Group, in particular those relating to the preemptive right EDF has in case of a transfer of the Mouratoglou Group shares. By derogation, the Mouratoglou Group has agreed not to apply, within the scope of the Offer or any possible increase in offer price, the provision of the shareholders’ agreement relating to the preservation of the liquidity of EDF Energies Nouvelles shares.

All of the EDF Energies Nouvelles shares held by the Mouratoglou Group and covered by the tender agreement have been subject to an escrow deposit in compliance with the tender agreement.

In addition, an amendment to the shareholders’ agreement has been entered into by EDF, EDEV and Mr. Mouratoglou, on April 8, 2011, which provides that in case of completion of the tender into the Offer or of the sale of EDF Energies Nouvelles shares held by Mr. Mouratoglou in EDF, the duration of the non-competition commitment shall be of (i) 24 months if Mr. Mouratoglou decides to no longer chair the board of directors of EDF Energies Nouvelles prior to January 1, 2014, (ii) 12 months if Mr. Mouratoglou decides to no longer chair the board of directors of EDF Energies Nouvelles after January 1, 2014, and (iii) 6 months if Mr. Mouratoglou’s term of office as chairman of the board of directors of EDF Energies Nouvelles is terminated, other than at its own initiative.

It has been agreed that for the duration of the non-competition commitment, Mr. Mouratoglou will receive from EDF and/or EDEV a compensation equal to 50% of the amount of his last annual compensation as chairman of the board of directors of EDF Energies Nouvelles.

Except for these agreements, to the knowledge of EDF, no other agreement is likely to materially impact the assessment or result of the Offer. Moreover, as at the date of this offer document, EDF is not aware of any significant agreements or events likely to have a material impact on the assessment of the Offer other than the significant agreements and events which occurred after the end of the financial year 2010 and which are described in EDF Energies Nouvelles 2010 reference document dated April 7, 2011, which is available on its Internet website (www.edf-energies-nouvelles.com) and includes the 2010 annual financial report.

EDF Développement Environnement has informed EDF that it would not tender its EDF Energies Nouvelles shares into the Offer.

1.4	Reasoned opinion of EDF’s board of directors on the consequences of the Offer for the Initiator, its shareholders and employees

EDF’s board of directors met on April 8, 2011. Out of the 18 board members, 11 directors were present and 7 directors were represented. The voting board members unanimously approved the proposed Offer and its terms which they considered in line with the interests of EDF, its employees and shareholders.

EDF’s board of directors has expressly authorized the chairman and chief executive officer, Mr. Henri Proglio, to make any and all decisions and take any and all measures which will be necessary or deemed useful for the completion of the Offer.

2.	CHARACTERISTICS OF THE OFFER

2.1	Terms of the Offer

Pursuant to article 231-13 of the AMF General Regulations, Barclays Capital, Credit Suisse and Société Générale, acting on behalf of EDF, have filed on April 8, 2011 the proposed Offer with the AMF, under the form of a simplified alternative offer with a simplified cash offer (the “Cash Offer”) and a simplified exchange offer (the “Exchange Offer”).

Therefore, and pursuant to articles 233-1 et seq. of the AMF General Regulations, the Initiator irrevocably undertakes to alternatively offer, for a period of 15 trading days, EDF Energies Nouvelles’ shareholders the possibility to:

-	tender their shares into the Cash Offer in consideration for EUR 40 per EDF Energies Nouvelles share (ex-dividend);

-	tender their shares into the Exchange Offer in consideration for 13 EDF shares, to be issued, that will carry full rights as from January 1, 2011 for 11 EDF Energies Nouvelles shares (ex-dividend); or

-	combine part of their shares contribution to the Cash Offer and another part to the Exchange Offer.

A notice of the filing has been published on the AMF website (www.amf-france.org) and has been reproduced by NYSE-Euronext as a referenced notice. Pursuant to article 231-16 of the AMF General Regulations, a press release presenting the main elements of the draft offer document has been made available by EDF on its website (www.edf.com) on April 8, 2011. This offer document is also available on the AMF website (www.amf-france.org).

After having made sure that the Offer complies with applicable laws and regulations, the AMF has published a reasoned compliance decision in relation to the Offer on its website (www.amf-france.org), and granted visa to the offer document and which occurred after the filing of the draft response document including, in particular, a report of the independent appraiser designated by EDF Energies Nouvelles, pursuant to article 261-1-I of the AMF General Regulations. The offer document with the visa of the AMF as well as the information relating, in particular, to the legal, financial and accounting characteristics of EDF, will be available to the public free of charge, in accordance with article 231-28 of the AMF General Regulations, upon request to Barclays Capital, Crédit Suisse, Société Générale and EDF, at the latest on the day prior to the opening of the Offer. These documents are also available on the website of the AMF and EDF (www.amf-france.org and http://finance.edf.com, link “News and publications”, respectively).

Prior to the opening of the Offer, the AMF and NYSE-Euronext will publish an opening notice and a notice providing the terms and timetable of the Offer, respectively.

2.1.1	Adjustments of the terms of the Offer in the event of an ex-dividend date of EDF Energies Nouvelles after the settlement of the Offer

In the event the 2010 ex-dividend date of EDF Energy Nouvelles shares, which amounts to EUR 0.42 per share (see Section 1.2.6 “Dividend distribution policy” above) (the “2010 Dividend”), occurs after the settlement of the Offer, the Cash Offer price would be adjusted as follows:

-	Cash Offer: the cash amount of EUR 40 per EDF Energies Nouvelles Share would increase by EUR 0.42 per EDF Energies Nouvelles Share;

-

Exchange Offer: for each EDF Energies Nouvelles Share tendered into the Exchange Offer, a number of EDF shares equal to the exchange ratio corresponding to 13 EDF shares for 11 EDF Energies Nouvelles Shares will be transferred plus an amount equally proportional to the amount of the dividend compared to the price offered in the Cash Offer.

The above-mentioned adjustments will be published by the Initiator in a press release, subject to the appreciation of the AMF.

2.1.2 Fractions

EDF will not issue any fractional shares under the Offer. Accordingly, in consideration for any fractional EDF share, EDF Energies Nouvelles shareholders will receive an amount in cash (in Euros, rounded to the nearest hundredth of a Euro, with EUR 0.005 being rounded to EUR 0.01) equal to the net product of the relevant fraction of an EDF share multiplied by the average price received from the sale on the market of EDF shares. The EDF shares corresponding to the aggregate fractional shares (rounded up to the nearest whole number) will be sold on the market by the designated authorized agent, no later than six (6) trading days following the settlement of the Offer. The cash amount will be distributed to EDF Energies Nouvelles shareholders as soon as practicable following this date.

In no circumstances will interest be paid on the cash amounts payable to an EDF Energies Nouvelles shareholder in consideration for EDF fractional shares, even if the payment of such amount is delayed.

2.1.3	Offer tender procedure

EDF Energies Nouvelles shareholders can tender their shares into the Exchange Offer, the Cash Offer or combine the two by contributing part of their shares to the Cash Offer and the other part to the Exchange Offer.

EDF Energies Nouvelles shareholders whose shares are held by a financial intermediary on their account (credit institutions, investment company, etc.), and who wish to tender their shares into the Offer, shall deliver to their financial intermediary a tender order in compliance with the form provided to them by such intermediary, no later than the last day of the Offer period (included).

EDF Energies Nouvelles shareholders whose shares are held in registered form in EDF Energies Nouvelles’ share registry and who wish to tender their shares into the Offer shall deliver to Société Générale, who holds EDF Energies Nouvelles’ shares registry, no later than the last day of the Offer period (included), a tender order in compliance with the form provided to them by Société Générale.

EDF Energies Nouvelles shareholders whose shares are held under the administered registered form and who wish to tender their shares into the Offer shall deliver to their financial intermediary, no later than on the last day of the Offer period (included), a form of acceptance in compliance with the form provided by their financial intermediary.

EDF Energies Nouvelles Shares tendered into the Offer must be freely negotiable and free of any security interest, pledge, lien, charge, encumbrance or restriction of any nature which could restrict the free transfer of their ownership. The Initiator reserves the right to exclude any EDF Energies Nouvelles Shares that would not meet this requirement.

The tender orders may be withdrawn at any time no later than on the last day of the Offer period (included). After such date they will be irrevocable.

2.1.4	Centralization of orders

Each financial intermediary as well as the stock department of EDF Energies Nouvelles shall, on the date indicated on the NYSE-Euronext notice, transfer the EDF Energies Nouvelles Shares for which they will have received a tender order in relation to the Offer on an account opened with Euroclear France on behalf of NYSE-Euronext.

Once NYSE-Euronext has received all of the tender orders into the Offer under the above-mentioned conditions, NYSE-Euronext will centralize theses orders and determine the results of the Offer.

2.1.5	Publication of the results of the Offer – settlement

The AMF will announce the results of the Offer no later than 9 trading days following the end of the Offer period.

The settlement date of the Offer will be specified in a notice published by NYSE-Euronext. The settlement date of the Offer should occur within four trading days following the publication of the final results of the Offer.

No interest shall be payable for the period from the date the shares are tendered into the Offer until the settlement date of the Offer.

The ownership of the EDF Energies Nouvelles Shares tendered into the Exchange Offer will be transferred on the settlement date as provided in the notice published by NYSE-Euronext, all rights (including dividend rights) pertaining to these shares being transferred to the Initiator on that date.

The cash consideration which shall be paid by the Initiator, pursuant to the terms of the Offer to EDF Energies Nouvelles shareholders having tendered their shares into the Cash Offer, shall be paid by EDF to NYSE-Euronext, who will then pay it through SG Securities Paris SAS acting as buyer and member of the market, proportionally to each EDF Energies Nouvelles shareholder having tendered their shares into the Cash Offer.

2.2	Number and type of shares subject to the Offer

The Offer covers all of the existing EDF Energies Nouvelles Shares which are not, as of this date, directly or indirectly held by the Initiator, namely 38,784,208 shares, with the exception of (i) the underlying shares relating to bonus share allocation plans being held in treasury and corresponding to bonus shares currently being acquired, which amount to, as of April 7, 2011, 173,726 EDF Energies Nouvelles Shares and, as indicated by EDF Energies Nouvelles, will not be tendered into the Offer, and (ii) the 55,672 shares held under the liquidity agreement (contrat de liquidité) of EDF Energies Nouvelles, which, to the knowledge of the Initiator, corresponds to a total number of shares subject to the Offer of 38,554,810 EDF Energies Nouvelles Shares as of April 7, 2011 (source: EDF Energies Nouvelles).

In the event that 100% of the shares are tendered into the Offer, the Initiator would then hold 99.7% of the share capital and voting rights of EDF Energies Nouvelles as of the settlement date of the Offer.

2.3	Situation of persons entitled to EDF Energies Nouvelles Bonus Shares and Group stock savings plans beneficiaries

2.3.1	Bonus Shares

The board of directors of EDF Energies Nouvelles of November 5, 2007, adopted a bonus share distribution plan. The relevant shares were acquired in November 2009; they are non-transferable until November 2011.

The board of directors of EDF Energies Nouvelles of October 30, 2008, adopted two bonus share distribution plans. For both plans, the acquisition of shares in October 2010 was followed by a period of non-transferability of two years for vested shares. Employees of foreign subsidiaries (United States, United Kingdom, Portugal, Greece, Italy and Spain), qualified as key associates, benefited from a plan named “Mirror Stock Plan” reproducing a bonus share distribution plan. The term of this plan is November 2011.

The board of directors of EDF Energies Nouvelles of November 12, 2009, adopted two bonus share distribution plans. For both plans, the acquisition of shares is due in November 2011 and will be followed by a period of non-transferability of two years for vested shares. Employees of foreign subsidiaries (United States, United Kingdom, Portugal, Greece, Italy and

Spain), qualified as key associates, benefited from a plan named “Mirror Stock Plan” reproducing a bonus share distribution plan. The term of this plan is November 2011 and November 2012.

The board of directors of EDF Energies Nouvelles of November 10, 2010, adopted two bonus share distribution plans. For both plans, the acquisition of shares is due in November 2012 and will be followed by a period of non-transferability of two years for vested shares. Employees of foreign subsidiaries (United States, United Kingdom, Portugal, Greece, Italy and Spain), qualified as key associates, benefited from a plan named “Mirror Stock Plan” reproducing a bonus share distribution plan. The term of this plan is November 2012 and November 2013.

Therefore, as of April 7, 2011, 171,517 bonus shares have been allotted but have not yet vested to their beneficiaries. These bonus shares will thus not be tendered into the Offer, in accordance with the terms and conditions of their attribution.

As of April 7, 2011, 80,341 bonus shares have vested but are subject to a two-year retention period. These bonus shares can be only tendered into the Exchange Offer, in accordance with article L. 225-197-1 III of the French Commercial Code.

It is being specified that in the event that some of these bonus share were to become transferable during the Offer period due to the death or disability of the beneficiary (pursuant to articles L. 225-197-1 et seq. of the French Commercial Code), the Offer would then extend to those shares.

Plan number	Plan date	Acquisition period	Retention period	Number of bearers	Number of shares
Plan No 1	11/05/2007	11/05/2009	11/06/2011	60	23,178
Plan No 2 key associates	10/30/2008	10/30/2010	10/31/2012	53	46,450
Plan No 3 all employees	10/30/2008	10/30/2010	10/31/2012	191	10,713
Plan No 4 key associates	11/12/2009	11/12/2011	11/13/2013	60	57,950
Plan No 5 all employees	11/12/2009	11/12/2011	11/13/2013	286	15,575
Plan No 6 key associates	11/10/2010	11/12/2012	11/13/2014	70	70,750
Plan No 7 all employees	11/10/2010	11/12/2012	11/13/2014	400	27,242

2.3.2	Liquidity granted to persons benefiting from bonus shares

EDF will set up a mechanism for the purpose of ensuring the cash liquidity of EDF Energies Nouvelles bonus shares which will not have been or were not contributable to the Offer (see Section 2.3.1 “Bonus Shares” above). The terms of this liquidity mechanism are described below:

In case of a liquidity default occurring within the six-month period following the expiry of the unavailability period of the relevant securities (the “Liquidity Window”), their beneficiaries will be entitled to sell the relevant EDF Energies Nouvelles shares to EDF in consideration for a price per share equal to, upon the beneficiary’s decision, (i) the value of EDF shares as at the transfer date multiplied by the Exchange Offer ratio (13/11), increased by the dividend per share paid by EDF (to which the 13/11 ratio will too have been applied) and decreased by the dividend per share paid by EDF Energies Nouvelles and received by the beneficiary between the Exchange Offer settlement date and the repurchase date or (ii) EUR 40, increased or decreased by the percentage of increase or decrease of EDF Energies Nouvelles’ net results between (a) the net results of the 2010 financial year and (b) the net results average for future financial years for which financial statements will have been approved by the board of directors prior to the repurchase, it being specified that each of the beneficiaries will have to decide between options (i) and (ii) upon the execution of the liquidity agreement.

EDF will be entitled to acquire the EDF Energies Nouvelles shares held by the beneficiaries for a period of 60 days as from the end of the Liquidity Window in consideration for a price set as indicated above, corresponding to the option (i) or (ii), as decided by the relevant beneficiary.

In addition, a mechanism with conditions similar to those of the liquidity agreement will be offered to the beneficiaries of the Mirror Stock Plans.

EDF reserves the right not to offer this liquidity in such countries where its implementation would be illegal or would lead to the loss of certain tax or social benefits pertaining to the existing plans or cause, pursuant to public offer regulations or any similar regulations, significant expenses for EDF Energies Nouvelles or EDF.

2.3.3	Group savings plan (Plan d’épargne de groupe)

EDF Energies Nouvelles’ reference document mentions the existence of a group savings plan. To the knowledge of EDF, the number of EDF Energies Nouvelles Shares held in connection with this group savings plan amounts to, as of April 7, 2011, 42,359 shares. All of these shares are directly held by employees, managers and corporate officers of EDF Energies Nouvelles.

EDF will set up a mechanism to ensure the cash liquidity of the EDF Energies Nouvelles shares held in connection with this group savings plan which have not been tendered into the Offer. The terms of this liquidity mechanism are described above (see section 2.3.2 “Liquidity granted to persons benefiting from bonus shares”).

2.4	Number, source and characteristics of the EDF Shares to be remitted under the Exchange Offer

2.4.1	Maximum number of EDF Shares issued under the Exchange Offer

Based on the 38,554,810 EDF Energies Nouvelles Shares subject to the Offer and assuming that 100% of such shares are tendered into the Exchange Offer (except for the EDF Energies Nouvelles Shares the Groupe Mouratoglou has undertaken to tender into the Cash Offer), a maximum of 34,063,705 new EDF shares can be issued under the Exchange Offer.

2.4.2	Source of the EDF Shares issued under the Exchange Offer

The issuance of EDF shares remitted in consideration for EDF Energies Nouvelles Shares tendered into the Exchange Offer shall be subject to the approval of EDF’s chairman and chief executive officer, dependant on the results of the Offer. EDF’s chairman and chief executive officer shall act pursuant to the authorization granted to him during the board meeting of April 8, 2011, the board of directors having itself acted pursuant to the authorization granted by EDF’s ordinary and extraordinary shareholders’ meeting of May 18, 2010 as per its thirteenth resolution.

Further to this resolution, the shareholders have authorized, for a period of 26 months, the board of directors, with the right to sub-delegate, to decide, pursuant to article L. 225-148 of the French Commercial Code, a capital increase by issuance of shares in payment for any stock contributed to any public offer which would include a share exchange offer initiated by EDF on the shares of a company, which shares are admitted to trading on a regulated market of a member State of the EEA or the OECD, to the extent the par value of related capital increase does not exceed EUR 45 million.

In addition, pursuant to article L. 225-148 of the French Commercial Code, EDF’s statutory auditors will deliver their opinion on the terms and consequences of the issuance of EDF shares in payment for the EDF Energies Nouvelles Shares tendered into the Offer. This report will be published in the document entitled “Information relating, in particular, to the legal, financial and accounting characteristics of EDF” which will be released at the latest on the day before the opening of the Offer, in accordance with article 231-28 of the AMF General Regulations. In any case, this report will be included in the auditors’ report to the next general meeting of EDF held after the Offer.

The exact amount of the capital increase will depend on the number of EDF Energies Nouvelles Shares that will be tendered into the Exchange Offer and will be set after the publication of the results of the Offer by the AMF. In any case, the par value of the capital increase resulting from the issuance of new EDF shares under the Exchange Offer will not exceed EUR 17,031,852.5.

2.4.3	Applicable legislation under which the EDF Shares will be created

New EDF shares will be issued in accordance with the laws of France, pursuant to articles L. 225-129 et seq. of the French Commercial Code.

2.4.4	Type, class, enjoyment date, form, negotiability, and rights pertaining to the EDF Shares issued under the Exchange Offer

a)	Type, class and enjoyment date of the new EDF Shares issued under the Exchange Offer

New EDF shares issued under the Exchange Offer shall rank pari passu with EDF ordinary shares, which is the one and only existing class of EDF shares. Considering the indicative timetable, the remittance of EDF shares should, in principle, occur after the 2010 ex-dividend date and these EDF shares should be fully assimilated to other existing EDF shares and listed on the same quotation line.

EDF shares to be remitted in consideration for EDF Energies Nouvelles Shares tendered into the Exchange Offer shall carry all their rights as from January 1, 2011 and will not carry out any dividend right in connection with 2010 financial year. They shall carry the right to any dividend or other distribution in connection with the 2011 and subsequent financial years.

b)	Form of new EDF Shares issued under the Exchange Offer

New EDF shares issued under the Exchange Offer may be held in registered form or bearer form, at the shareholders’ election. In either case, they will have to be registered in accounts held, depending on the case, by:

-	BNP Paribas Securities Services, acting as EDF’s agent for registered stock;

-	BNP Paribas Securities Services, acting as EDF’s agent and a financial intermediary of their choice for administered registered shares;

-	an authorized financial intermediary of their choice for bearer shares.

EDF shares will be registered in the accounts as from the date of their issuance. EDF may, pursuant to the procedure referred to as “identifiable bearer shares” (titres au porteur identifiables), request to be provided with the identity of holders of shares held in bearer form through an intermediary.

The share registrar and paying agent for the EDF shares is BNP Paribas Securities Services.

c)	Negotiability of the EDF shares issued under the Exchange Offer – listing – possible restriction on voting rights

New EDF shares issued under the Exchange Offer shall be freely negotiable subject to applicable laws and regulations.

EDF’s bylaws do not provide any restriction to the free negotiation of shares.

Article 10 of the bylaws provides that any individual or corporate entity, acting jointly or separately, who would come to directly or indirectly hold a number of shares corresponding to 0.5% of EDF’s share capital or voting rights must, within five trading days as from the registration of the shares which leads to the reaching or crossing of this threshold, inform EDF5, by registered mail with acknowledgement of receipt, of the total number of shares, voting rights and securities giving right to the share capital it holds. Any intermediary registered as stock holder must, without prejudice to obligations binding upon owners of stock, communicate such information.

This statement must be renewed in the same fashion every time a new 0.5% threshold is reached or crossed, up or down, for any reason, including beyond the 5% threshold provided in article L. 233-7 of the French Commercial Code.

In case of non-compliance with these provisions, the relevant shareholders can be deprived from their voting rights, under the conditions and limitations set out by law, pertaining to the stock crossing the threshold subject to this provision.

EDF shares are subject to a registration on account and are transferred by book transfer. EDF shares which will be remitted in consideration for EDF Energies Nouvelles Shares tendered into the Exchange Offer will be subject to a request of admission to trading on the Euronext Paris market and to the Euroclear France system so that these admissions are effective on the settlement date.

d)	Right pertaining to new EDF Shares issued under the Offer

The holding of newly issued EDF shares automatically subjects the holder to the bylaws and to the general meetings decisions.

All of the shares part of (or that are to become part of) the share capital of EDF, provided that they are of same class, par value and paid up in the same amount, shall be fully assimilated as of the date when they carry the same rights.

In addition to non monetary rights provided in applicable law provisions or in EDF’s bylaws, each EDF share confers on the holder a share in the profit or return of capital in case of a winding-up in proportion to the number of existing shares.

Each share also confers on the holder a right to vote and to be represented at general meetings, as well as the right to be informed on EDF’s activities and to obtain corporate documents during the periods and under the conditions provided by law and the bylaws.

[5]

It is proposed to the general meeting of EDF of May 24, 2011 to modify the term of this information obligation, which should occur at the latest prior to the closing of the trading of the 4th trading day following the threshold crossing (and no longer within five trading days as from the registration of the stock enabling them to reach or cross such threshold).

Each member of ordinary or extraordinary general meeting has as many voting rights as the number of shares he/she holds or represents.

2.5	Consequences of the Offer on the share ownership and voting rights of the Initiator

Based on the 38,554,810 EDF Energies Nouvelles Shares subject to the Offer and in case 100% of such shares are tendered into the Exchange Offer (except for the EDF Energies Nouvelles Shares that the Mouratoglou Group has undertaken to tender into the Cash Offer), a maximum of 34,063,705 newly issued EDF shares would be remitted, which would represent approximately 1.81% of EDF’s share capital and voting rights further to the completion of this capital increase. The number of EDF shares would therefore go from 1,848,866,662 to 1,882,930,367 on a non-diluted basis.

The table below is a breakdown of EDF’s share ownership and voting rights as of December 31, 2010 (on a non-diluted basis) and after the completion of the Offer in the event that all of the EDF Energies Nouvelles Shares subject to the Offer are tendered into the Exchange Offer (except for the EDF Energies Nouvelles Shares that the Mouratoglou Group has undertaken to tender into the Cash Offer).

Breakdown of the shareholding before the transaction

	Number of shares	% of share capital	Number of voting rights	% of voting rights
French State	1,561,973,336	84.48	1,561,973,336	84.51
Institutions & retail investors	242,118,351	13.10	242,118,351	13.10
Employee shareholding	44,226,374	2.39	44,226,374	2.39
Treasury shares	548,601	0.03	N/A	N/A

TOTAL	1,848,866,662	100.00	1,848,318,061	100.00

Breakdown of the shareholding after the transaction

	Number of shares	% of share capital	Number of voting rights	% of voting rights
French State	1,561,973,336	82.95	1,561,973,336	82.98
Institutions & retail investors	264,680,995	14.06	264,680,995	14.06
Employee shareholding	44,226,374	2.35	44,226,374	2.35
Mouratoglou Group	11,501,061	0.61	11,501,061	0.61
Treasury shares	548,601	0.03	N/A	N/A

TOTAL	1,882,930,367	100.00	1,882,381,766	100.00

Since December 31, 2010, EDF has received no notification of capital or voting rights threshold crossing likely to materially affect the above information.

2.6	Authorization: order of the French Ministry of economy, industry, and employment

Pursuant to the provision in the law 86-912 of August 6, 1986 on the conditions of privatizations, the transfer of part of EDF’s share capital to the private sector, in case the Offer is successful, can only occur as per an order of the French Ministry of economy, industry and employment, making its decision in accordance with the opinion of the Shareholding and Transfers Commission (“Commission des participations et des transferts”).

The administrative order relating to the Offer, dated April 8, 2011 and issued in accordance with the opinion of the Commission des participations et des transferts of the same date, has been published in the Journal Officiel de la République Française on April 10, 2011.

2.7	Indicative timetable of the Offer

April 8, 2011	▪ Filing of the draft Offer with the AMF

May 6, 2011	▪ Handing over the independent appraiser’s report

May 10, 2011	▪ Filing of the response document with the AMF

May 24, 2011	▪ Compliance decision of the AMF, thereby granting visa to the offer document and response document

May 26, 2011	▪ Publication of information relating, in particular to the legal, financial and accounting characteristics of EDF

May 27, 2011	▪ Opening of the Offer

June 16, 2011	▪ End of the Offer period

June 23, 2011	▪ Publication of the results of the Offer

June 29, 2011	▪ Settlement of the Offer

2.8	Financing of the Offer

2.8.1	Offer-related costs

The global amount of the costs engaged by the Initiator in relation to the Offer including, in particular, commissions and other banking fees payable by EDF to the presenting banks, fees and other charges of external financial, legal and accounting advisors as well as any other experts and advisers and advertizing and communication costs, is estimated at approximately EUR 12 million (before tax).

2.8.2	Financing of the Offer

In the event that all of the EDF Energies Nouvelles Shares subject to the Offer are tendered into the Cash Offer (except of the EDF Energies Nouvelles Shares that the Mouratoglou Group has undertaken to tender into the Exchange Offer and of the EDF Energies Nouvelles shares held by EDEV), the total amount of the consideration in cash to be paid by the Initiator to EDF Energies Nouvelles shareholders having tendered their shares into the Offer would be of approximately EUR 1,153 million, without adjustment.

The Cash Offer will be financed by EDF with its own funds.

2.8.3	Brokerage fees and financial intermediaries compensation

Brokerage charges, if any, payable by EDF Energies Nouvelles shareholders who decide to tender their Shares into the Cash Offer and related-VAT will be borne by EDF up to an amount of 0.2% of the amount of the tender orders into the Cash Offer, within the limit of EUR 100 per file, all taxes included.

No brokerage fees should, in principle, be charged by financial intermediaries in connection with the tenders of EDF Energies Nouvelles Shares into the Exchange Offer.

2.9	EDF share repurchase program

Pursuant to article 233-6 of the AMF General Regulations, the Initiator will continue to act on its own stock under its share repurchase program in accordance with applicable regulations and in particular, will repurchase its shares for the purpose of cancelling them.

In this context, EDF plans to enter into a forward purchase agreement with Barclays Capital PLC on a number of EDF shares which corresponds to the difference between the 11,501,061 new EDF shares to be remitted to the Mouratoglou Group with respect to its contribution to the Exchange Offer and EDF shares previously purchased by EDF under its repurchase program. Once the results of the Offer are known, EDF and Barclays Capital PLC shall either increase the number of EDF shares covered by the above-mentioned agreement up to the number of EDF shares to be issued in consideration for the tenders by other shareholders into the Exchange Offer (“Installment 2”) or enter into a similar forward purchase agreement for that number of EDF shares.

On June 29, 2011 (i.e., on the settlement day of the Offer), Barclays Capital PLC shall deliver to EDF for cancellation all of the shares subject to the above-mentioned forward purchase agreement or agreements and EDF shall pay the price, which amount shall correspond to the daily VWAP reported between the first trading day following the execution of the initial forward purchase agreement and June 24, 2011, with a discount. After such delivery, the bank will be entitled to continue its purchases on the stock market until no later than December 1, 2011 (subject to extension) in order to settle the positions, in particular the securities loans, which it may have contracted in order to deliver the shares to EDF on June 29. At the settlement date, there shall be a price adjustment resulting in a payment to be made or received by EDF which amounts to the difference between (i) the daily VWAP from the first trading day following the execution of the above-mentioned initial forward purchase agreement, and if the Installment 2 is subject to the conclusion of a separate agreement, from June 25, 2011 for this installment until the respective settlement dates of this/these contracts, with a discount, and (ii) the price paid by EDF upon delivery on June 29, 2011.

2.10	Restrictions in relation to the Offer abroad

2.10.1	General

The Offer is being made exclusively (i) in France and (ii) in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d–1(c) under the U.S. Exchange Act. The EDF shares to be issued in connection with the Exchange Offer will not be, and are not required to be, registered with the SEC under the U.S. Securities Act, in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The shares of EDF have not been registered and will not be registered with any securities regulatory authority of any state or other jurisdiction of the United States. Unless so registered, such shares may only be offered in transactions that are exempt from, or not subject to, registration under the securities laws of any jurisdiction of the United States. Accordingly, beneficial owners of shares of EDF Energies Nouvelles in the following jurisdictions may only tender their shares for cash pursuant to the Cash Offer and may not tender their shares pursuant to the Exchange Offer: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, Guam, Illinois, Louisiana, Maryland, Massachusetts, New Jersey, New York, North Carolina, North Dakota, Oklahoma, Oregon, Puerto Rico, Tennessee, Texas, Utah, West Virginia and Wyoming.

This offer document is not intended to be published in countries other than France and the United States. The Offer is not open outside France and the United States and has not been subject to the control and/or the authorization of any regulatory authority whatsoever outside France and the United States and no steps will be taken for that purpose.

This offer document and any other documents relating to the Offer do not constitute an offer to sell or acquire financial securities, or a solicitation of such an offer in any country where this type of offer or solicitation is illegal or for the attention of any person to which this offer could not validly be made, including, as the case may be, in violation of EU Directive 2003/71 (Prospectus Directive), as implemented. EDF Energies Nouvelles’ shareholders located outside of France can only tender into the Offer if such a contribution is authorized by the laws applicable to them.

The distribution of this offer document and of any other document relating to the Offer and the tender into the Offer, as well as the acceptance of the Offer and the delivery of EDF shares, may be subject to legal or regulatory restrictions in certain jurisdictions. Shareholders wishing to tender into the Offer must find out about such restrictions and comply with them.

The Offer does not apply to persons directly or indirectly subject to such restrictions, and in no case will tenders of shares emanating from countries in which the Offer is restricted be accepted.

The persons who become aware of this offer document must keep informed of the legal or regulatory restrictions applicable to them and comply with them. Non-compliance with these restrictions may be deemed as a breach of applicable securities laws and regulations in certain States. The Initiator will bear no responsibility in case of violation by any person of applicable legal or regulatory restrictions.

2.10.2	Important additional information for US holders

  The Offer will be made for the securities of a French company and is subject to French disclosure requirements, which are different from those of the United States. The financial information included in the reference document has been prepared in accordance with accounting standards applicable in France and thus may not be comparable to financial information of United States companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to the Tier I exemption under U.S. tender offer rules and otherwise in accordance with the requirements of the French Commercial Code and the General Regulations of the French AMF (as referred to in the note d’information). Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for you to enforce your rights and any claim arising out of the U.S. federal securities laws, since EDF is located in a non–U.S. jurisdiction, and some or all of their officers and directors may be residents of non–U.S. jurisdictions. You may not be able to sue a non–U.S. company or its officers or directors in a non–U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non–U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

2.11	French tax treatment of the Offer and EDF shares remitted in Exchange

EDF Energies Nouvelles stockholders and future EDF stockholders should note that this presentation is only a summary of the applicable tax treatment based on applicable French and conventional legal and regulatory provisions. It could thus be affected by amendments, as the case may be, to tax regulations and their interpretation by the French tax authorities.

As this description is only a summary of applicable tax treatment, presented for general information purposes only and is not deemed a full analysis of all of the tax effects likely to apply to each holder of EDF Energies Nouvelles shares or future holder of EDF shares, it is recommended that EDF Energies Nouvelles stock holders and future EDF stock holders discuss their individual situations with their regular tax advisor. This description does not include the tax treatment of the shares held under a group savings plan (plan d’épargne de groupe) or bonus shares.

Individuals and entities not residing in France must comply with the tax legislation in force in their residing State, subject to the application of a tax agreement aiming at avoiding double-taxation between France and such State. In general, shareholders not residing in France will have to seek information on the tax treatment applicable to their individual situation, both in France and in the country they live in with their regular tax advisor.

2.11.1	Tax treatment of the Cash Offer

2.11.1.1

Individuals residing in France for tax purposes holding their shares as private assets and not carrying out regular market transactions as would persons carrying out such transactions as a professional activity

(a)	General treatment

Pursuant to articles 150-0 A et seq. of the French General Tax Code (Code général des impôts – “GTC”), capital gains resulting from the sale of shares by individuals, equal to the difference between, on the one hand, the sale price and, on the other hand, the tax cost price of EDF Energies Nouvelles shares tendered into the Cash Offer, are subject, from the first euro, to personal income tax at a proportional rate of 19%.

Capital gains are also subject to the following social contributions, non-deductible from the global taxable income for the year in which they are paid, at a global rate of 12.3%:

-	generalized social contribution (contribution sociale généralisée – “CSG”) of 8.2%;

-	social debt reimbursement contribution (contribution pour le remboursement de la dette sociale – “CRDS”) of 0.5%;

-	social levy (prélèvement social) of 2.2%; and

-	additional contribution to the social levy (contributions additionnelles au prélèvement social) of 2.2% at the rates of 0.3% and 1.1%.

The global tax rate is therefore 31.3%.

Tendering into the Cash Offer will cause the extinction of the possibility of any tax deferral shareholders would have been entitled to within the scope of prior transactions in relation to the EDF Energies Nouvelles shares contributed to the Cash Offer. The exchange capital gain which was subject to a tax deferral (capital gains resulting from stock exchanged before January 1, 2000, subject to articles 92 B II and 160 I ter of the then applicable GTC) would thus become taxable under the conditions described in this paragraph.

Pursuant to article 150-0 D 11° of the GTC, the capital losses resulting from the sale of securities, shares and similar securities may be offset against capital gains of similar nature realized during the year in which the sale is made or the ten following years, provided however that such losses result from transactions subject to taxation.

(b)	Share savings plan (“PEA”):

EDF Energies Nouvelles shares held under a PEA can be tendered into the Cash Offer.

Subject to certain conditions, a PEA carries the right (i) during the term of the PEA to an income tax and social contribution exemption for the income and capital gains resulting from investments made within the scope of the PEA, provided that, in particular, such income and capital gains remain invested in the PEA, and (ii) upon closing of the PEA (if such closing occurs more than five years after the opening date of the PEA) or in the event of partial withdrawal (if such withdrawal occurs more than eight years after the opening date of the PEA), to an income tax exemption on net gains realized since the opening of the PEA; yet these gains remain subject to the CSG, the CRDS, the social levy of 2.2% and to additional contributions of 0.3% and 1.1% (however, the actual rate of these contributions varies depending on the date on which such gain has been realized or reported).

Any capital losses incurred under a PEA are deductible only against capital gains realized under such PEA. However, in case of anticipated closing of the PEA before the expiry of the five-year term or, under certain conditions, in case of closing of the PEA after the five-year term, reported capital losses, if any, on this occasion can be deducted from capital gains of similar nature realized outside the PEA in the same year or in the following ten years.

2.11.1.2	Legal entities residing in France for tax purposes and subject to corporate income tax

(a)	General treatment

Capital gains realized and capital losses incurred with respect to the sale of portfolio securities, equal to the difference between, on the one hand, the sale price and, on the other hand, the tax cost price of EDF Energies Nouvelles shares tendered into the Cash Offer, will be included in the financial results subject to corporate income tax at the general rate of 33.1/3% increased by the social contribution of 3.3% (as per article 235 ter ZC of the GTC) which applies to the amount of the corporate tax less a tax deduction which cannot exceed EUR 763,000 for every twelve months.

Under the conditions provided in articles 219 I b and 235 ter ZC of the GTC, certain legal entities may benefit from a corporate tax reduced rate of 15% and an exemption of the 3.3% social contribution.

(b)	Treatment of long-term capital gains

Pursuant to article 219 I a quinquies of the GTC, long-term net capital gains realized further to the transfer of equity securities (titres de participation) as described herein and which have been held for at least two years are, under certain conditions, exempt from corporate tax subject to the reintegration in the taxable income at general corporate tax rate of a portion of costs and charges equal to 5% of the net capital gains amount.

The securities for the purpose of article 219-I-a quinquies of the GTC, are, in particular, shares treated as such for accounting purposes, and, subject to certain conditions, shares acquired through a cash or exchange offer by the initiating company, as well as securities giving right to the parent companies and subsidiaries’ tax treatment provided in articles 145 and 216 of the GTC, except for securities in real estate companies (sociétés à préponderance immobilière).

The conditions to use and defer long-term capital losses are subject to specific regulations and concerned taxpayers are advised to consult their usual tax advisers concerning their individual situation.

2.11.1.3	Persons whose tax residence is not in France

Capital gains on EDF Energies Nouvelles shares realized in connection with the Cash Offer by persons whose tax residence, according to the definition set out in article 4 B of the GTC, is not in France or whose registered office is located outside of France, are generally exempt from French tax, provided that (i) these capital gains do not relate to a permanent establishment or a fixed financial base subject to French tax, and (ii) the seller has not held with his/her spouse, children or parents, directly or indirectly more than 25% of the rights to the corporate profits of the company which shares are sold at any time during the five years preceding the sale. Shareholders not residing in France to whom the provisions in (i) and (ii) above apply, are advised to consult their regular tax adviser concerning their individual situation.

However, sale of shares carried out by individuals or entities residing, registered or incorporated under the laws of a non-cooperative State or territory as defined in article 238-0 A of the GTC are subject to a tax levy of 50%, no matter what percentage of rights to EDF Energies Nouvelles’ profits they hold, subject to the applicable tax agreements.

2.11.1.4	Other shareholders

EDF Energies Nouvelles shareholders subject to a tax regime other than those discussed above and who contribute to the Cash Offer, in particular taxpayers whose transactions go beyond the basic portfolio management of holdings or who have recorded their shares in assets of their commercial balance sheet, are advised to consult their usual tax advisers concerning their individual situation.

2.11.2	Tax treatment of the Exchange Offer

2.11.2.1

Individuals residing in France for tax purposes holding their shares as private assets and not carrying out regular market transactions as would persons carrying out such transactions as a professional activity

Pursuant to article 150-0 B of the GTC, capital gains resulting from the exchange of EDF Energies Nouvelles Shares against EDF shares under the Exchange Offer do not give rise to any income tax liability or declaration with respect to the year in which the exchange took place, as securities exchange resulting from a public offer carried out in accordance with applicable regulations automatically constitute a rollover transaction. As a result, capital gains or capital losses with respect to the exchange are not recorded and do not give rise to a declaration.

The tax deferral will cease to apply on the sale, buy-back, reimbursement or cancellation of EDF shares received in exchange. The net gain realized or loss incurred upon the subsequent sale of EDF shares received in the Exchange Offer will be calculated using the tax cost price of EDF Energies Nouvelles shares tendered into the Exchange Offer and according to the applicable tax treatment of capital gains and losses resulting from the transfer of securities applicable on the day of the said transfer.

2.11.2.2	PEA

Individuals holding EDF Energies Nouvelles shares through a PEA will be able to tender into the Exchange Offer.

Subject to certain conditions, a PEA gives right to (i) during the term of the PEA to an income tax and social contribution exemption for the income and capital gains resulting from investments made within the scope of the PEA, provided that, in particular, such income and capital gains remain invested in the PEA, and (ii) upon closing of the PEA (if such closing occurs more than five years after the opening date of the PEA) or in the event of partial withdrawal (if such withdrawal occurs more than eight years after the opening date of the PEA), an income tax exemption on net gains realized since the opening of the PEA; yet these gains remain subject to the CSG, the CRDS, the social levy of 2.2% and to additional contributions of 0.3% and 1.1% (however, the actual rate of these contributions varies depending on the date on which such gain has been realized or recorded).

Any capital losses incurred under a PEA are deductible only from capital gains realized under such PEA. However, in case of anticipated closing of the PEA before the expiry of the five-year term or, under certain conditions, in case of closing of the PEA after the five-year term, reported capital losses, if any, on this occasion can be deducted from capital gains of similar nature realized outside the PEA in the same year or in the following ten years.

2.11.2.3	Legal entities residing in France for tax purposes and subject to corporate income tax

Pursuant to article 38-7 of the GTC, any capital gains or losses resulting from the exchange of EDF Energies Nouvelles shares against EDF shares in connection with the Exchange Offer, is included in the taxable income of the financial year during which the EDF shares received in exchange are sold. These provisions are imperative.

Any profit or loss resulting from the later sale of the EDF shares received in exchange shall be determined by reference to the fiscal value the EDF Energies Nouvelles shares had in the accounts of the concerned legal entity.

For the purposes of the application, as appropriate, of the tax treatment with respect to long-term capital gains, the holding period of the EDF shares commences on the date of acquisition of the EDF Energies Nouvelles shares tendered into the Exchange Offer.

2.11.2.4	Shareholders whose tax residence is not in France

Capital gains on EDF Energies Nouvelles shares realized in connection with the Exchange Offer by persons whose tax residence, according to the definition set out in article 4 B of the GTC, is not in France or whose registered office is located outside of France, are generally exempt from French tax, provided that (i) these capital gains do not relate to a permanent establishment or a fixed financial base subject to French tax, and (ii) the seller has not held with his/her spouse, childen or parents, directly or indirectly more than 25% of the rights to the corporate profits of the company which shares are sold at any time during the five years preceding the sale. Shareholders not residing in France to whom the provisions in (i) and (ii) above apply, are advised to consult their usual tax advisers concerning their individual situation.

2.11.2.5	Other shareholders

EDF Energies Nouvelles shareholders subject to a tax regime other than those discussed above and who tender into the Exchange Offer, in particular taxpayers whose securities transactions go beyond the basic portfolio management or who have reported their shares in assets of their commercial balance sheet, along with shareholders whose tax residence is not in France, are advised to consult their usual tax advisers concerning their individual situation.

2.11.3	Tax treatment of EDF Shares remitted in exchange

2.11.3.1

Individuals residing in France for tax purposes holding their shares as private assets and not carrying out regular market transactions as would persons carrying out such transactions as a professional activity

(a)	Dividends

Dividends distributed by EDF are:

-

either taken into account for the determination of the global income of the taxpayer subject to the applicable progressive rate of personal income tax in the movable capital income category for the year in which they were received. Pursuant to article 158 of the GTC, they benefit from, first off, a non-capped tax allowance of 40% on the amount of the distributed income and, second off, once the above-mentioned 40% tax allowance and the deductible costs and charges have been taken into account, an annual fixed tax allowance of EUR 3,050 for married taxpayers filing a joint tax return as well as shareholders filing joint tax returns since the registration of their civil solidarity agreement (Pacte Civil de Solidarité) as defined in article 515-1 of the French Civil Code and of EUR 1,525 for single persons, widows or widowers, divorced persons or married persons filing separate tax returns;

-

or subject to a fixed levy in final discharge at the rate of 19%, as the taxpayer may choose (but this option can be exercised no later than on the day of the payment of the dividend). This tax levy is liquidated on the gross income amount and does not give right to the above-mentioned tax allowances.

Once the option has been exercised for a distribution, the taxpayer cannot benefit from the tax allowances for other distributions received in the same year, even if they are subject to the progressive rate of personal income tax.

In addition, no matter which income tax treatment is used, the dividend distributed by EDF with respect to EDF shares will also be, prior to any tax allowance, subject to the following social contribution at a global rate of 12.3%:

-	the CSG at the rate of 8.2% (CSG on dividends subject to the progressive rate on income tax is deductible up to 5.8% of the taxable income for the income tax of the year in which the CSG was paid);

-	the CRDS at the rate of 0.5%, non-deductible from the income tax base;

-	the social levy at the rate of 2.2%, non-deductible from the income tax base; and

-	additional contributions to the social levy of 2.2%, 0.3% and 1.1%, non-deductible from the income tax base.

(b)	Capital gains

Pursuant to article 150-0 A of the GTC, capital gains resulting from the transfer of EDF shares realized by the above-mentioned individuals are subject to, from the first Euro, a 19% income tax.

Capital gains are also subject to the following social contributions at the global rate of 12.3%:

-	the CSG at the rate of 8.2%, non-deductible from the income tax base;

-	the CRDS at the rate of 0.5%, non-deductible from the income tax base;

-	the social levy at the rate of 2.2%, non-deductible from the income tax base; and

-	additional contributions to the social levy of 2.2%, 0.3% and 1.1%, non-deductible from the income tax base.

The global tax rate is therefore of 31.3%.

In accordance with the provisions of article 150-0 D 11° of the GTC, capital losses incurred, if any, in one year can be set-off against capital gains of same nature realized in the same year or in the ten following years, if such gains result from taxable transactions.

2.11.3.2	PEA

EDF shares are eligible as assets held within a PEA.

Subject to certain conditions, PEAs give rights to the following:

-

during the term of the PEA to an income tax and social contribution exemption for the net income and capital gains resulting from investments made within the scope of the first payment in the PEA, provided that, in particular, such income and capital gains remain invested in the PEA;

-

upon closing of the PEA (if such closing occurs more than five years after the opening date of the PEA) or in the event of partial withdrawal (if such withdrawal occurs more than eight years after the opening date of the PEA), an income tax exemption on net gains realized since the opening of the PEA, although these gains remain subject to the CSG, the CRDS, the social levy of 2.2% and to additional contributions of 0.3% and 1.1% (however, the actual rate of these contributions may vary depending on the date on which such gain has been realized or reported).

Any capital losses incurred under a PEA are deductible only from capital gains realized under such PEA. However, in case of anticipated closing of the PEA before expiry of the five-year term or, under certain conditions, in case of closing of the PEA after the five-year term, where the net asset value is lesser than the amounts transferred to the PEA since its opening (not taking into account those resulting from withdrawals not having caused a closing of the PEA), reported capital losses, if any, on this occasion can be deducted from capital gains of similar nature realized outside the PEA in the same year or in the following ten years.

2.11.3.3	Solidarity tax on wealth

EDF shares held by individuals as private assets are included in their assets liable, where applicable, to French solidarity tax on wealth.

2.11.3.4	Inheritance and gift taxes

Shares inherited or acquired by individuals pursuant to a gift are liable to inheritance or gift taxes.

2.11.3.5	Legal entities residing in France for tax purposes and subject to corporate income tax

(a)	Dividends

Dividends received by legal entities residing in France for tax purposes and subject to French corporate tax are included in the financial results subject to corporate income tax at the general conditions (i.e., currently a rate of 33.1/3%), increased by a social contribution of 3.3%, if any, which applies to the amount of the corporate tax exceeding EUR 763,000 for every twelve months.

Under the conditions provided in articles 219 I b and 235 ter ZC of the GTC, certain corporate entities may benefit from a corporate tax rate discount of 15% and of an exemption of the 3.3% social contribution.

Pursuant to articles 145 and 216 of the GTC, legal entities holding at least 5% of EDF’s share capital, as well as entities holding an interest in EDF meeting the conditions set out in article 145-9 of the GTC, can benefit, under certain conditions, and if they elect to, from the parent companies and subsidiaries’ tax treatment pursuant to which dividends received by the parent company are not subject to corporate tax, except for a share of the costs and charges of 5% of the gross amount of these dividends.

(b)	Capital gains

Net capital gains realized and net capital losses incurred upon the sale of EDF shares are generally subject to corporate taxes at the general rate of 33 1/3%, increased by a social contribution of 3.3% (article 235 ter ZC of the GTC) which applies to the corporate tax amount decreased by a tax allowance capped at EUR 763,000 for every twelve months.

Certain legal entities may, under certain conditions provided in articles 219 I b and 235 ter ZC of the GTC, benefit from a decreased corporate tax rate at 15% and of an exemption of the 3.3% social contribution.

Pursuant to article 219 I a quinquies of the GTC, long-term net capital gains realized further to the transfer of equity securities (titres de participation) as described herein and which have been held for at least two years benefit, under certain conditions, from a corporate tax exemption, provided that a share of the costs and charges of 5% of the net profits of capital gains resulting from sale have been taken into account in the calculation of the taxable income at the general rate.

For the purposes of article 219-I-a quinquies of the GTC, the equity securities are, in particular, shares treated as such for accounting purposes, and, subject to certain conditions, shares acquired through a cash or exchange offer by the initiating company, as well as securities giving right to the parent companies and subsidiaries’ tax treatment provided in articles 145 and 216 of the GTC, except for securities in real estate companies (sociétés à prépondernance immobilière).

The conditions to use and defer long-term capital losses are subject to specific tax regulations and concerned taxpayers are advised to consult their usual tax advisers concerning their individual situation.

2.11.3.6	Persons whose tax residence is not in France

(a)	Dividends

Pursuant to French law, dividends distributed by a company which registered office is located in France to shareholders which residence or registered office is located outside of France will be subject to a 25% tax withholding. This tax withholding is increased to 50% for dividends paid outside of France in a non-cooperative State or territory as defined in article 238-0 A of the GTC.

This tax withholding is decreased to 19% for dividends paid to shareholders who are individuals residing in the European Community or in certain other member States of the European Economic Area.

Shareholders whose headquarters are actually located in one of the Member States of the European Community can benefit, under certain conditions, from an exemption of withholding tax.

Moreover, shareholders whose tax residence or registered office is located in a State which has entered into an international tax agreement with France may, under certain conditions, in particular pertaining to the compliance with the procedure on conventional benefits grants, benefit from a partial or full exemption of the withholding tax.

(b)	Capital gains

Capital gains resulting from the transfer for consideration of EDF shares realized by persons whose tax residence is not in France, according to the definition set out in article 4 B of the GTC, or whose registered office is located outside of France are generally exempt from French tax, provided that (i) these capital gains do not relate to a permanent establishment or a fixed financial base subject to French tax, and (ii) the transferor has not held with his/her spouse, their childer or parents, directly or indirectly more than 25% of the rights to the corporate profits of the company which shares are sold at any time during the five years preceding the transfer. Shareholders not residing in France to whom the provisions in (i) and (ii) above apply, are advised to consult their usual tax advisers concerning their individual situation.

However, securities transfers carried out by individuals or entities residing, registered or incorporated under the laws of a non-cooperative State or territory as defined in article 238-0 A of the GTC will be charged 50% in tax, no matter what percentage of rights to EDF’s profits they hold, subject to the applicable tax agreements.

(c)	Solidarity tax on wealth

Individuals whose tax residence is not in France are not subject to the solidarity tax on wealth in France in relation to their financial investments, within the meaning of article 885 L of the GTC.

(d)	Inheritance or gift taxes

Subject to the provisions in international tax agreements, shares in French companies inherited or acquired pursuant to a gift, by individuals, are liable to French inheritance or gift taxes.

2.11.3.7	Other situations

EDF shareholders subject to a tax treatment other than those set out above are advised to consult their usual tax advisers concerning their individual situation.

3.	KEY INFORMATION FOR THE ASSESSMENT OF THE OFFER

The purpose of this section is to set out information for the assessment of the price offered in connection with the Cash Offer, namely EUR 40.00 per EDF Energies Nouvelles share (ex-dividend), and of the exchange ratio in connection with the Exchange Offer, namely 13 EDF shares to be issued that will carry full rights as from January 1, 2011, for 11 EDF Energies Nouvelles shares (ex-dividend).

In order to facilitate the reading of the numbers in this section, the numbers have been presented rounded to the nearest cent. Reference to “EEN” shall mean EDF Energies Nouvelles.

3.1	Method

3.1.1	Valuation methods used

The price offered under the Cash Offer has been assessed with respect to several criteria based on the following methods:

-	Trading prices;

-	Trading prices targeted by financial analysts;

-	References to comparable transactions;

-	Discounted cash flow analysis (“DCF”), for information purposes.

The exchange ratio offered in connection with the Exchange Offer has been assessed with respect to several criteria based on the following methods:

-	Trading price ratio;

-	Ratio with trading price targeted by financial analysts;

-	References to comparable transactions; and

-	Net current profit per share ratio and of the consolidated net asset value per share.

3.1.2	Valuation methods set aside

The following methods have not been used in the assessment of the Offer:

-	Analysis of trading multiples of comparable listed companies

This method consists in valuing a company by applying trading multiples of comparable listed companies. Comparable trading companies studied for EDF Energies Nouvelles are the renewable energy producers: Iberdrola Renovables, EDP Renovaveis, and Enel Green Power. However, this method has been set aside as it does not take into account the differences between EDF Energies Nouvelles and its comparable companies:

▪	EDF Energies Nouvelles is characterized by a larger annual average EBITDA growth anticipated for 2010 to 2013 than comparable companies (+22% as opposed to +15% on average);

▪

EDF Energies Nouvelles’ range of activities is quite wide in France, Western United States and Italy, which are regions with high renewable energies growth. On the other hand, the activity of its comparable trading companies focuses on Spain (IBR), Portugal and Texas (EDP Renovaveis) or South America (Enel Green Power), which are less favorable to wind power;

▪

Since its listing, EDF Energies Nouvelles has constantly surpassed its operational and financial targets, when its comparable trading companies have not reached their initial goals in terms of wind power production and installed capacities in the months following their listings;

▪	EDF Energies Nouvelles has always pushed profitability as criterion to invest, as opposed to its competitors who mainly focus on the growth of their production capacities.

In addition, the Iberdrola Renovables and EDP Renovaveis multiples are currently impacted by specific events which do not relate to the sector (possible merger with Iberdrola for Iberdrola Renovables, and Portuguese situation for EDP Renovaveis).

Please note that the valuations calculated based on the enterprise value (EV)/EBITDA and EV/employed equity of EDP Renovaveis and Enel Green Power would amount to between EUR 14.2 and EUR 24.1.

-	Dividend returns

This method consists in valuing a company based on a multiple of the amount of distributed dividends. This method has been set aside since the EDF Energies Nouvelles’ policy on dividend distribution is strongly impacted by its financing needs and thus by the past and prospective investments of the company. Historically, the company has generated negative cash flows, and this trend should continue at least until 2013 according to the medium-term plan objectives.

-	Discounted future dividends

This method consists in valuing a company based on the discounted value of the future dividends. This method has been set aside because, as for the DCF method, it is quite subjective and requires to make arbitrary assumptions on a long-term investment plan for EDF Energies Nouvelles. Moreover, the financing of these investments could lead to changes in the balance sheet structure of EDF Energies Nouvelles.

-	Revalued net asset value

This method consists in valuing at market value the various assets and liabilities reported in the company’s balance sheet, taking into account on the one hand the existence or absence of underlying capital gains on the assets and, on the other hand, the existence or absence of underlying liabilities or assets with low or no profitability. This method, often used for instance to valuate companies in highly specific sectors (banking, real estate) did not appear relevant to valuate, in a perspective of continuity of operations, a group in the renewable energy sector which current investments value is moreover difficult to assess.

-	Premiums offered in previous offers

This method consists in applying the premiums offered in connection with comparable public offer. This method was not used as the levels of premiums on the market are widely different due, in particular, to differences in structure and backgrounds of the offer panel.

3.1.3	Selected assumptions and sources of information

The below valuations are exclusively based on the following sources of information:

-	Account statements published by EDF and EDF Energies Nouvelles for the financial year ended on December 31, 2010;

-

EDF and EDF Energies Nouvelles’ 2009 reference documents, as well as the 2010 draft reference document of EDF Energies Nouvelles subject to the approval of the company’s board of directors on April 7, 2011;

-	Presentations and press releases available on EDF and EDF Energies Nouvelles’ websites and certain financial analysts’ notes;

-

As for EDF Energies Nouvelles’ forecasts: (i) on the one hand, the medium-term plan (“MTP”) as presented to the EDF Energies Nouvelles’ board of directors on December 17, 2010, setting out in particular the targets of EDF Energies Nouvelles’ management for the period from 2011 to 2013 as well as the forecasted investment expenses for the period from 2014 to 2015, and (ii) on the other hand, the indications given by EDF in relation to installation costs of new production capacities for each technological area;

-	As for EDF’s forecasts: public financial information available on the company’s websites and analysts’ forecasts;

-	As for comparable transactions analyses: public financial information available on Iberdrola and Iberdrola Renovables websites;

-	As for Iberdrola Renovables forecasts: financial analysts’ consensus ;

-	As for trading data: Factset; and

-	As for trading prices targeted by financial analysts: Bloomberg, Factset and financial analysts’ notes.

3.1.4	Presentation of the Medium-Term Plan (“MTP”)

In determining the conditions of the Offer and as the majority shareholder of EDF Energies Nouvelles, EDF has reviewed the MTP established by EDF Energies Nouvelles’ management. This plan has also been reviewed by the presenting banks. The MTP sets out the targets of EDF Energies Nouvelles’ management for the period from 2011 to 2013, as well as the forecasted investment expenses for the period from 2014 to 2015. This plan has been presented to EDF Energies Nouvelles’ board of directors on December 17, 2010, prior to the events of March 11, 2011 in Japan, and does not include the actual results on the 2010 financial year.

This MTP does not show any material gaps with the forecasts consensus prepared by financial analysts on the period from 2011 to 2013. It provides in particular:

-	An annual growth of the turnover of approximately 15% on average on that period, thus showing a great increase in production capacities;

-	An improvement of the EBITDA margin of approximately 5% on that period; and

-	A higher investment program than forecasted by analysts on the period.

Financial information relating to the 2010 financial year are based on EDF Energies Nouvelles’ accounts as at December 31, 2010.

3.2	Assessment of the Cash Offer with respect to the various valuation criteria selected

3.2.1	Value of the Cash Offer

Pursuant to article 233-3 of the AMF General Regulations, the price provided cannot be lower, except otherwise agreed to by the AMF, than the price resulting from the average trading prices, weighted for trading volumes, during the sixty trading days prior to the publication of the notice setting out the characteristics of the offer or, failing such notice, the filing notice of the proposed Offer.

With respect to the Cash Offer, EDF Energies Nouvelles’ shareholders are offered to receive the amount of EUR 40.00 per share (ex-dividend).

3.2.2	Assessment of the Cash Offer with respect to the various valuation criteria selected

3.2.2.1	Trading price

EDF Energies Nouvelles is listed in Paris on Compartment A of Euronext Paris. Market value has been considered as a relevant reference with respect to the public float (25% of the capital) and the liquidity of the company.

The table below shows the premium level resulting from the Cash Offer price of EUR 40.00 per EDF Energies Nouvelles share, compared to the EDF Energies Nouvelles’ trading price at closing on April 7, 2011 (last trading day before the announcement of the transaction), and compared to the average closing prices weighted for daily trading volumes of the company for the selected periods and compared to the trading prices extremes reached by EDF Energies Nouvelles shares.

In order to assess the induced value for an EDF Energies Nouvelles share ex-dividend, trading prices have been adjusted in an amount of EUR 0.42 per share corresponding to the amount of dividend per share which will be paid for the 2010 financial year (to be paid on June 15, 2011).

	EEN (€/share)	Adjusted EEN (€/share)	Offered premium (%)

Closing price (04/07/2011)	36.6	36.2	10.4%

- 30-day VWAP	35.1	34.7	15.3%
- 60-day VWAP	34.3	33.9	18.2%
- 6-month VWAP	32.7	32.3	23.8%
- 12-month VWAP	31.8	31.4	27.5%

12 months highest	38.8	38.4	4.2%
12 months lowest	26.8	26.4	51.7%

NB: lowest and highest values are calculated based on closing prices in the past 12 months; VWAP 30-day and 60-day mean 30 and 60 trading days.

This analysis shows a premium between 10.4% and 27.5% respectively based on the closing price on April 7, 2011 and on average closing prices weighted for daily trading volumes in the past twelve months.

3.2.2.2	Trading prices targeted by financial analysts

EDF Energies Nouvelles is followed by a large number of financial analysts. The table below shows the premiums resulting from the Cash Offer price of EUR 40.00 per EDF Energies Nouvelles share, compared to trading prices, targeted by financial analysts who have followed EDF Energies Nouvelles, between the publication of its 2010 financial results and April 7, 2011 (last trading day before the announcement of the transaction). All of the 19 research notes available and published in that period have been used.

The impact of the events of March 11, 2011 in Japan have also been analyzed, taking into account the trading prices targeted by financial analysts published both before and after March 11 (9 notes have been published since the accident).

Given that analysts present target prices for 12 to 18 months, these values have not been adjusted with the dividends to be paid.

	Note date	EEN (€/share)	Offered premium (%)
Gilbert Dupont	Apr-06-2011	39.8	0.5%
Société Générale	Apr-06-2011	42.0	(4.8%)
Oddo & Cie	Apr-05-2011	42.0	(4.8%)
HSBC	Mar-31-2011	38.0	5.3%
Exane	Mar-30-2011	35.0	14.3%
Citi	Mar-28-2011	41.0	(2.4%)
BofAML	Mar-28-2011	36.0	11.1%
Goldman Sachs	Mar-18-2011	42.0	(4.8%)
RaymondJames	Mar-16-2011	40.0	0.0%
Natixis	Mar-9-2011	45.0	(11.1%)
Credit Suisse	Mar-9-2011	33.0	21.2%
CA Cheuvreux	Mar-7-2011	36.0	11.1%
UBS	Mar-3-2011	38.0	5.3%
Macquarie	Feb-16-2011	42.0	(4.8%)
BPI-SGPS	Feb-11-2011	33.1	21.0%
BarCap	Feb-10-2011	37.0	8.1%
Portzamparc	Feb-10-2011	40.0	0.0%
JPMorgan	Feb-09-2011	45.0	(11.1%)
Arkeon Finance	Feb-09-2011	30.0	33.3%

Lowest		30.0	33.3%
Highest		45.0	(11.1%)
Median		39.8	0.5%

Median of notes published before March 11		37.4	7.0%
Median of notes published after March 11		40.0	0.0%

NB: the median of analysts’ research notes released before March 11 also includes the notes published by analysts having reviewed their targeted trading prices after March 11, 2011.

The Cash Offer price shows a premium between 0.0% and 7.0% on the median values of targeted trading prices respectively published after and before March 11, 2011.

3.2.2.3	Reference to comparable transactions

This method consists in comparing the Cash Offer price of EUR 40.00 per EDF Energies Nouvelles share to the value of EDF Energies Nouvelles obtained by applying multiples induced by prior transactions on comparable companies.

Within the scope of this valuation, a relevant transaction was the merger of Iberdrola and

Iberdrola Renovables announced on March 8, 2011, which characteristics are close to those of this transaction. Indeed, Inberdrola Renovables is present in different parts of the world and benefits from a range of technologies comparable to EDF Energies Nouvelles, as well as similar exposure to the various types of subsidies and subject to the same regulatory risks arising from them. In addition, the structure of the transaction is comparable to this situation.

This transaction appears as the only relevant transaction since most transactions in this sector are not comparable to this one (mainly the acquisition of wind farms without a project portfolio), or are not sufficiently documented.

Within the scope of this method, EV/EBITDA multiples have been selected, calculated as the ratio between the enterprise value6 induced by the transaction and the EBITDA level7 for the 2010 to 2013 financial years, based on the results published in connection with the 2010 financial year and forecasts for 2011 to 2013 financial years. The entreprise value has been adjusted so as to reflect a pro-forma net financial position ex-dividend.

The premium levels shown by the merger on the trading ratios before the announcement of the transaction have also been accounted for.

EV/EBITDA Method	EBITDA Multiple	Induced value per EEN share (€/share)	Offered premium (%)

2010 EV/EBITDA	12.5x	23.7	68.6%
2011 EV/EBITDA	10.5x	26.5	51.1%
2012 EV/EBITDA	9.2x	32.7	22.4%
2013 EV/EBITDA	8.3x	38.0	5.2%

Offered Premium Method	Offered premium (%)	Induced value per EEN share (€/share)	Offered premium (%)
Spot value before announcement	13.6%	41.1	(2.8%)
- 30-day VWAP	18.6%	41.1	(2.8%)
- 6-month VWAP	17.1%	37.8	5.7%
- 9-month VWAP	12.1%	35.6	12.5%
- 12-month VWAP	9.7%	34.4	16.3%

NB: the 30-day VWAP means 30 trading days

In reference to the merger of Iberdrola and Iberdrola Renovables, the Cash Offer price shows:

-	A premium between 5.2% and 68.6% on the value induced by applying EBITDA multiples; and

6 Private equity value induced by the Offer increased by the most recent published financial indebtedness, the minority interests, provisions for employee benefits (after taxes) and the provisions for dismantlement, and diminished by the value of stock set out in equivalence.

7 Operating results after employee participation and before amortization of tangible assets, intangible assets and goodwill.

-	A premium between -2.8% and 16.3% on the value induced by applying the premiums.

3.2.2.4	Discounted cash flow (for information purposes)

This method consists in determining the value of the financial assets of a company (intrinsic value) by discounting future flows generated by such assets decreased by the market value of its net financial debt.

The MTP (as well as the analysts’ consensus) forecasts negative cash generation on the period from 2011 to 2013 because of the large investment plan. Thus, the use of the standard DCF method does not seem to be applicable: as cash flows remain negative on the long term due to the extension of the investments plan, it is necessary to make arbitrary assumptions on the long term evolution of the investments.

Such a method therefore appears as quite subjective, because:

-	The induced value has very little to do with the MTP assumptions and is mainly related to the assessment of investments and to EDF Energies Nouvelles’ long term performance;

-	In particular, it relies on a structuring assumption with respect to the date from which the investments are reduced to new production capacities;

-	Finally, the completion of this investment plan will require further financing resources in the medium term for EDF Energies Nouvelles, which brings in additional uncertainty.

The DCF method was not selected as assessment factors of the Cash Offer price for the above-mentioned reasons. The result of this method is set out below for information purposes only, based on the following illustrative assumptions:

-

Elements of the balance sheet published as at 12/31/2010, including in particular a net indebtedness of EUR 3,645 million which has been increased by the expected payment of the 2010 dividend of EUR 32 million, so as to obtain a valuation of the stock ex-dividend, and by other adjustments for other accrued liabilities of EUR 180 million (minority interests, equity method, etc.)

-	MTP forecasts of the company for 2011 to 2013

-

Investments targets for the 2014 and 2015 financial years presented to the board of directors of EDF Energies Nouvelles of December 17, 2010, with a growth of the EBITDA in line with the production capacities increase

-	Free cash flow without investments as from 2016 with an annual growth rate of 2% corresponding to inflation

-

Assuming an average lifetime of 25 years for all of the technologies, the remaining period of the portfolio from 2016 has been estimated at 21 years. The discounting method has therefore been ran-off on the remaining lifecycle of the portfolio (without final value).

The discounting has been made at the average weighted cost of the capital which turns up at 6.5%, in line with the assumptions made by financial analysts for EDF Energies Nouvelles, which relies on the following assumptions:

-	Risk-free return of 3.76% corresponding to the profits of the 10-year Treasury bonds on April 7, 2011;

-	Financing cost before taxes at 6.5%

-	Beta of 0.75 corresponding to the adjusted beta published by Bloomberg on April 7, 2011;

-	Market risk premium of 5.77% as disclosed in Journal des Finances on January 29, 2011;

-	Prescriptive tax rate of 30%; and

-	Indebtedness level of 45%, in line with the average in companies in the renewable energy sector.

The tables below show the sensitivity of the value per share induced from weighted average cost of capital and the sensitivity to long term inflation:

Induced value per share
Inflation		Weighted average cost of capital
		6.25%	6.50%	6.75%
	1.75%	40.5	€37.1	€33.9	€
	2.00%	42.9	€39.4	€36.1	€
	2.25%	45.3	€41.8	€38.3	€

Induced premium
Inflation		Weighted average cost of capital
		6.25%	6.50%	6.75%
	1.75%	(1.2%)	7.8%	18.2%
	2.00%	(6.7%)	1.5%	10.9%
	2.25%	(11.7%)	(4.2%)	4.3%

3.2.2.5	Summary of the assessment of the Cash Offer

The Cash Offer shows the following premiums for the EDF Energies Nouvelles shareholders:

	Adjusted EEN (€/Share)	Offered premium (%)
Trading price
Closing price (04/07/2011)	36.2	10.4%
30-day VWAP	34.7	15.3%
60-day VWAP	33.9	18.2%
6-month VWAP	32.3	23.8%
12-month VWAP	31.4	27.5%

12 months high	38.4	4.2%
12 months low	26.4	51.7%

Average trading price targeted by financial analysts
Median	39.8	0.5%
Median of notes published before March 11	37.4	7.0%
Median of notes published after March 11	40.0	0.0%

Reference to the proposed merger Iberdrola / Iberdrola Renovables
2010 EV/EBITDA	23.7	68.6%
2011EV/EBITDA	26.5	51.1%
2012EV/EBITDA	32.7	22.4%
2013 EV/EBITDA	38.0	5.2%

On closing price	41.1	(2.8%)
30-day VWAP	41.1	(2.8%)
60-day VWAP	37.8	5.7%
9-month VWAP	35.6	12.5%
12-month VWAP	34.4	16.3

NB: the 30-day and 60-day VWAP mean 30 and 60 trading days

3.3	Assessment of the Exchange Offer with respect to the various valuation criteria selected

With respect to the Exchange Offer, an exchange ratio of 13 EDF shares that will carry full rights as from January 1, 2011 for 11 EDF Energies Nouvelles shares (ex-dividend) has been offered, i.e., an exchange ratio of approximately 1.182x EDF shares per EDF Energies Nouvelles share.

3.3.1	Trading prices ratio

The table below sets out the premiums resulting from the Exchange Offer ratio in comparison to the ratio of EDF Energies Nouvelles and EDF closing prices on April 7, 2011 (last trading day before the announcement of the transaction), as well as to the ratios between average closing prices weighted for daily trading volumes of both companies for the relevant periods and in comparison with the highest and lowest prices of both companies.

In order to assess the induced value for the EDF Energies Nouvelles and EDF shares (ex-dividend), trading prices have been adjusted by EUR 0.42 per EDF Energies Nouvelles share and by EUR 0.58 per EDF share, corresponding to the dividend per share which will be paid for the 2010 financial year (also adjusted by the interim dividend already paid in EDF’s case).

	Adjusted EEN(€/share)	Adjusted EDF (€/share)	EDF/EEN ratio	Offered premium (%)
Closing price (04/07/2011)	36.2	26.8	1.35x	(12.6%)
30-day VWAP	34.7	28.5	1.22x	(3.0%)
60-day VWAP	33.9	29.6	1.14x	3.5%
6-month VWAP	32.3	30.4	1.06x	11.0%
12-month VWAP	31.4	32.0	0.98x	20.6%

12 months highest			1.35x	(12.6%)
12 months lowest			0.80x	47.9%

NB: lowest and highest ratios are calculated based on the closing prices of the past 12 months; the 30-day and 60-day VWAP mean 30 and 60 trading days.

This analysis shows a discount of 12.6% and a premium of 20.6% on the adjusted historical ratio, respectively based on the closing price on April 7, 2011 and of the closing prices weighted for daily trading volumes of the past 12 months.

3.3.2	Ratio of trading prices targeted by financial analysts

The table below shows the implied premiums resulting from the Exchange Offer ratio compared to the ratio of targeted trading prices of EDF Energies Nouvelles and EDF published by financial analysts between the disclosure of their respective results for 2010 and April 7, 2011 (last trading day before the announcement of the transaction)8.

The impact of the March 11, 2011 events in Japan has also been analyzed, taking into account the trading prices targeted by financial analysts published both before and after March 11 (9 notes have been published since the events9).

Given that analysts present targeted prices for 12 to 18 months, these values have not been adjusted by the dividends.

[8]

List of analysts’ notes on EDF: CA Cheuvreux (04/07/11), Alphavalue (04/07/11), Exane (04/06/11), Société Générale (04/06/11), Raymond James (04/06/11), Oddo & cie (04/06/11), Citi (04/05/11), Execution Noble (04/04/11), Berenberg (04/04/11), Collins Stewart (04/01/11), Macquarie (03/31/11), HSBC (03/29/11), DZ Bank (03/28/11), Deutsche Bank (03/25/11), Aurel - BGC (03/23/11), Natixis (03/23/11), Goldman Sachs (03/18/11), Nomura (03/18/11), Unicredit (03/17/11), Kepler Capital (03/13/11), Macquarie (03/11/11), Collins Stewart (02/28/11), Nomura (02/24/11), Kepler Capital (02/22/11), Oddo & cie (02/21/11), Aurel - BGC (02/18/11), S&P (02/17/11), Morgan Stanley (02/16/11), Société Générale (02/16/11), HSBC (02/16/11), Exane (02/16/11), Goldman Sachs (02/16/11), Grupo Santander (02/16/11), BoAML (02/16/11), DZ Bank (02/15/11), Raymond James (02/15/11)

[9]	See list in section 3.2.2.2.

	EEN (€/share)	EDF (€/share)	EDF/EEN ratio	Offered premium (%)
Median	39.8	32.8	1.22x	(2.8%)
Median of notes published before March 11	37.4	38.0	0.98x	20.1%
Median of notes published after March 11	40.0	32.3	1.24x	(4.7%)

NB: the median of the analysts’ research notes released before March 11, also includes notes published by analysts who have reassessed their targeted prices after March 11, 2011.

The Exchange Offer price shows a discount of 4.7% and a premium of 20.1% on the median value of targeted prices respectively published before and after the March 11, 2011 events.

3.3.3	Reference to prior transactions

Within the scope of this valuation, the only relevant transaction used was the merger of Iberdrola with Iberdrola Renovables, announced on March 8, 2011, for the reasons set out in paragraph 3.2.2.3 above.

This method is based on the premium levels resulting for the merger on the trading ratios prior to the announcement. The table below sets out:

-	The ratio level between EDF/EDF Energies Nouvelles obtained by applying the premiums induced by the merger of Iberdrola with Iberdrola Renovables to the trading references; and

-	The premium level induced by the Exchange Offer on the ratios thus obtained.

Offered Premium Method	Offered premium (%)	Ratio per EEN share (€/share)	Offered premium (%)
On spot prior to the announcement	13.6%	1.54x	(23.0%)
30-day VWAP	18.6%	1.44x	(18.2%)
6-month VWAP	17.1%	1.25x	(5.2%)
9-month VWAP	12.1%	1.16x	2.0%
12-month VWAP e	9.7%	1.07x	10.0%

NB: the 30-day and 60-day VWAP mean 30 and 60 trading days

The Exchange Offer ratio shows a premium between -23.0% and 10.0% on the value induced by applying the merger premiums of Iberdrola and Iberdrola Renovables.

3.3.4	Net current profits per share ratio and consolidated net asset per share ratio

The table below sets out the implied premium levels resulting from the Exchange Offer ratio based on the net profit ratio per EDF Energies Nouvelles and EDF share10, for the 2011 to 2013 financial years. The provisional results of EDF have been calculated based on the financial analysts’ consensus. This ratio enable to assess the ratio of the value of

[10]	Group part of the current consolidated net profits, before exceptional elements and amortizations of goodwill, divided by the number of shares adjusted by the self-controlled shares.

the share ex-dividend, and has therefore not been adjusted.

	EEN (€/share)	EDF (€/share)	EDF/EEN ratio	Offered premium (%)
2011 Net profit per share	1.56	1.75	0.89x	33.2%
2012 Net profit per share	1.91	2.09	0.91x	29.7%
2013 Net profit per share	2.17	2.28	0.96x	23.7%

The table below sets out the implied premium levels resulting from the Exchange Offer ratio based on the net accounting asset ratio per EDF Energies Nouvelles and EDF share11 as of December 31, 2011, December 31, 2012 and December 31, 2013. The provisional data of EDF has been calculated based on the financial analysts’ consensus. This ratio enables to assess the ratio of shares value ex-dividend, and has therefore not been adjusted.

	EEN (€/share)	EDF (€/share)	EDF/EEN ratio	Offered premium (%)
2011 Net asset per share	18.9	18.2	1.04x	13.4%
2012 Net asset per share	20.4	18.9	1.08x	9.8%
2013 Net asset per share	21.9	20.0	1.10x	7.9%

The Exchange Offer ratio shows:

-	A premium between 23.7% and 33.22% on the net profit per share ratio; and

-	A premium between 7.9% and 13.4% on the net asset per share ratio.

[11]	Group part of the consolidated net asset divided by the number of shares and adjusted by self controlled shares.

3.3.5	Summary of the assessment of the Exchange Offer

The Exchange Offer shows the following premiums for EDF Energies Nouvelles’ shareholders:

	EDF/EEN ratio	Offered premium (%)

Trading prices ratio
Closing price (04/07/2011)	1.35x	(12.6%)
30-day VWAP	1.22x	(3.0%)
60-day VWAP	1.14x	3.5%
6-month VWAP	1.06x	11.0%
12-month VWAP	0.98x	20.6%

12 months highest	1.35x	(12.6%)
12 months lowest	0.80x	47.9%

Ratio of average trading prices targeted by financial analysts
Median	1.22x	(2.8%)
Median of notes published before March 11	0.98x	20.1%
Median of notes published after March 11	1.24x	(4.7%)

Reference to the Iberdrola / Iberdrola Renovables merger
On spot prior to the announcement	1.54x	(23.0%)
30-day VWAP	1.44x	(18.2%)
6-month VWAP	1.25x	(5.2%)
9-month VWAP	1.16x	2.0%
12-month VWAP	1.07x	10.0%

Current net profit per share ratio and consolidated net asset per share ratio
2011 Net profit per share	0.89x	33.2%
2012 Net profit per share	0.91x	29.7%
2013 Net profit per share	0.96x	23.7%

2011 Net asset per share	1.04x	13.4%
2012 Net asset per share	1.08x	9.8%
2013 Net asset per share	1.10x	7.9%

4.	PERSONS RESPONSIBLE FOR THE OFFER DOCUMENT

4.1	For the Initiator

“To my knowledge, the information provided in this offer document is accurate and does not contain any material omissions”

Henri Proglio

chairman and chief executive officer

4.2	For the presenting of the Offer

“In accordance with article 231-18 of the AMF General Regulations, Barclays Capital, Crédit Suisse and Société Générale, the presenting banks, certify that, to their knowledge, the presentation of the Offer which they have examined on the basis of the information provided by the Initiator and that the elements of valuation of the price and of the exchange ratio are accurate and contain no material omissions”.

Barclays Capital	Credit Suisse	Société Générale
Investment banking division of Barclays Bank, plc